WESTERN COPPER AND GOLD CORPORATION

Suite 1200 - 1166 Alberni Street

Vancouver, British Columbia  V6E 3Z3

Telephone:  (604) 684-9497
Facsimile:  (604) 669-2926

MANAGEMENT INFORMATION CIRCULAR

(As at April 29, 2021, except as indicated)

Western Copper and Gold Corporation ("Western" or the "Company") is providing this management information circular (the "Information Circular") and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "Meeting") of shareholders of the Company to be held on June 17, 2021 and at any adjournments or postponements thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Unless otherwise stated, all dollar amounts referenced herein are expressed in Canadian dollars.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided in the form of proxy or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders as of April 29, 2021 or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company (the "Common Shares") represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, using the methods set out in the form of proxy, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your Common Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular, the form of proxy and a notice (the "Notice-and-Access Notification") in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators (see "Notice-and-Access" below), to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to the Company are referred to as "non-objecting beneficial owners ("NOBOs"). Those non-registered holders who have objected to their Nominee disclosing ownership information about themselves to the Company are referred to as "objecting beneficial owners" ("OBOs").

The Company is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials to the Nominees for distribution to NOBOs.

The Company intends to pay for Nominees to deliver the Meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

NOTICE-AND-ACCESS

The Company is sending this Information Circular to shareholders using notice-and-access as permitted by National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and NI 51-102 Continuous Disclosure Obligations. The Meeting materials, including this Information Circular, are available on the Company's website at https://www.westerncopperandgold.com/events/agm-2021/ and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under the Company's profile on SEDAR at www.sedar.com.

The Company will not use procedures known as "stratification" in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. Shareholders will receive a Notice-and-Access Notification and a form of proxy or voting instruction form and may choose to receive a printed paper copy of the Information Circular.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his or her attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. Directors and executive officers of the Company may, however, be interested in the adoption of the Unallocated Options Resolution (as defined below), the Option Plan Amendments Resolution (as defined below), the DSU Plan Resolution (as defined below) and the RSU Plan Resolution (as defined below) as detailed in "Particulars of Matters to be Acted Upon at the Meeting - Approval of Unallocated Options under Stock Option Plan; "Particulars of Matters to be Acted Upon at the Meeting - Approval of Amendments to Stock Option Plan; "Particulars of Matters to be Acted Upon at the Meeting - Approval of DSU Plan" and "Particulars of Matters to be Acted Upon at the Meeting - Approval of RSU Plan, respectively, as such persons are entitled to participate in the Stock Option Plan (as defined below), the DSU Plan (as defined below) and the RSU Plan (as defined below).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 135,797,635 Common Shares are issued and outstanding as of April 29, 2021. Persons who are registered shareholders of Common Shares at the close of business on the record date of April 29, 2021 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a director. The proposed nominees in the list that follows are, in the opinion of the Company, well qualified to direct the Company's activities for the ensuing year and have confirmed their willingness to serve as directors, if elected.

Information concerning such persons, as furnished by the individual nominees, is set out in the table below. All nominees were elected to the board of directors of the Company (the "Board") at the annual general meeting of shareholders held in 2020 other than Bill (William) Williams.

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Dale Corman Executive Chairman, Director British Columbia, Canada	Executive Chairman, Western Copper and Gold Corporation.	April 2006	6,410,000
Tara Christie (3)(4) Director British Columbia, Canada	Professional engineer in BC and Yukon, experienced in exploration and mining business. Former board member of the YESAB.	April 2019	27,000
Bill (William) Williams (4)(5) Director Massachusetts, USA	Professional economic geologist experienced in exploration and development of mining and oil & gas projects; director of Big Ridge Gold Corp.	November 2020	15,000
Kenneth Williamson (3)(5) Director Ontario, Canada	Professional director focused on natural resources, investment banking, capital markets, mergers and acquisitions.	April 2019	56,000
Klaus Zeitler (3)(5) Director British Columbia, Canada	Executive Chairman of Amerigo Resources Ltd., a mineral processing company, and Chairman of Rio2 Limited.	May 2006	97,500
Michael Vitton (4)(5) Director Connecticut State, USA	Former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets; Co-founder of Petro Rio, the largest independent publicly traded Brazilian oil and gas company and P5 Infrastructure, a private infrastructure service company.	June 2020	5,000,000 (6)

(1) The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) Common Shares beneficially owned, controlled or directed, directly or indirectly, as at April 29, 2021 is based upon information obtained from the System for Electronic Disclosure by Insiders. Unless otherwise indicated, such Common Shares are held directly.

(3) Member of Audit Committee.

(4) Member of Corporate Governance and Nominating Committee.

(5) Member of Compensation Committee.

(6) Mr. Vitton additionally holds 1,500,000 warrants exercisable at $0.85 per share until February 28, 2025.

Dale Corman, B.Sc., P.Eng., was appointed Executive Chairman on February 1, 2016 after serving as the Company's Chairman and Chief Executive Officer since its inception in 2006. Mr. Corman has been a director since 2006.

From 1995 to 2006, he was Chairman of the board of directors and Chief Executive Officer of Western Silver Corporation. He has over 50 years' experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Mr. Corman is currently a director of Spanish Mountain Gold [TSXV:SPA] and NorthIsle Copper and Gold Inc. [TSXV:NCX].

Bill Williams, Ph.D., was appointed as a director on November 6, 2020.

Dr. Williams is an economic geologist with nearly 40 years of experience related to the exploration and development of mining and oil & gas projects as well as oversight of mining operations. He provides consulting services to the mining industry with a focus on company/project (e)valuations, M & A analyses, risk analysis, project management, and permitting strategies. Most recently, he served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc., with whom he led the team that made the discovery of the Mina Chica zinc-oxide deposit in the Bongará district, north-central Peru. He is the former CEO, President, and Director of Orvana Minerals Corp., prior to which he was a Vice President for Phelps Dodge Exploration overseeing activity in the Americas, which included the discovery of the Haquira porphyry copper deposit in Peru, and working on M & A opportunities. He holds a Ph.D. in Economic Geology from the University of Arizona and is a Certified Professional Geologist.

Dr. Williams is currently a director of Big Ridge Gold Corp. [TSXV:BRAU].

Klaus Zeitler, Ph.D., has been a director since the Company's inception in 2006.

Dr. Zeitler was the founder and CEO of Inmet Mining Corporation from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the board of directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.

Dr. Zeitler is currently a director and Executive Chairman of Amerigo Resources Ltd. [TSX:ARG] and the Chairman and a director of Rio2 Limited [TSXV:RIO].

Tara Christie, B.Sc., M.Sc., P.Eng., was appointed as a director in April 2019.

Ms. Christie has over 20 years' experience in the exploration and mining business. Tara is currently the President and CEO of Banyan Gold Corp., and serves on the boards of Constantine Metal Resources Ltd. (since 2006) and Klondike Gold Corp. She was formerly the President of privately owned Gimlex Gold Mines Ltd. (2006-2016), one the Yukon's largest placer mining operations. Ms. Christie has been a board member of PDAC, AMEBC and other industry associations and was a founding board member of the Yukon Environmental and Socio-Economic Assessment Board (2004-2016). She is active in non-profits and charities, including being President of a registered charity "Every Student, Every Day" that works to improve attendance in Yukon schools. Ms. Christie has B.Sc. and M.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

Kenneth Williamson, B.Sc., MBA, was appointed as a director in April 2019.

Mr. Williamson is a professional director with over 40 years of experience in natural resources and investment banking, where his focus has been on capital markets and mergers and acquisitions. Mr. Williamson worked in the oil and gas sector before transitioning into investment banking at Midland Walwyn/Merrill Lynch Canada Inc. where he was Vice-Chairman of Investment Banking until 1998.

Mr. Williamson has held various positions on boards throughout his career, including Eicon Technology Corporation, Glamis Gold Ltd., BioteQ Environmental Technologies Inc., Uranium One Inc., BlackRock Ventures Inc., Quadra FNX Mining Ltd., Tahoe Resources Inc. and Goldcorp Inc. Mr. Williamson is a member of the National Association of Corporate Directors (NACD), Institute of Corporate Directors (ICD) and the Professional Engineers of Ontario (PEO).

Michael Vitton was appointed as a director in June 2020.

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all sectors. In the metals and mining sector, Mr. Vitton has acted as seed investor, lead/co-lead underwriter or in a M&A capacity in some of the most important deals in the sector including African Platinum Ltd., Arequipa Resources Ltd., Bema Gold Corp, Brancotte Resources, Comaplex Minerals Corp., Detour Gold Corp, Diamond Fields Resources Inc., Echo Bay Mines Ltd., Francisco Gold Corp., Franco-Nevada Corp., Gammon Gold Inc., Getchell Gold Corp., Golden Shamrock Mines Ltd., Guinor Resources Ltd., Hemlo Gold Mines Inc., Ivanhoe Mines Ltd., Meridian Gold Inc., MexGold Resources Inc., Minefinders Corporation Ltd., Moto Goldmines Ltd., New Gold Inc., Northern Orion Resources Inc., Osisko Mining Inc., Peru Copper Inc., Wheaton River Minerals Ltd., Randgold Resources Ltd., Rio Narcea Gold Mines Ltd., Skye Resources Inc., Semafo Inc., Sino Gold Mining Ltd., UrAsia Energy, UraMin Inc. among many others. Mr. Vitton was also the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the leading Brazilian public oil and gas producers, producing over 35,000 bbls per day, with a current market capitalization of USD $2.8 billion.

Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for $1 billion, combining to form a $2.4 billion company. Kirkland Lake Gold Ltd. was awarded 2018 Digger of the Year (Diggers and Dealers). He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd., raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. Gold Road Resources Ltd. won the Diggers and Dealers award for best deal in 2017. He acted as investor and advisor to Cardinal Resources Ltd. in its acquisition by Shandong Gold Group. Mr. Vitton was an investor, director and special committee member of Premier Gold Mines Limited [TSX:PG], which was acquired by Equinox Gold Corp. Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/P5 Infrastructure acquired 90% of Global Gateway South Terminal, a deep sea terminal in Long Beach Harbor, CA. Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts. He has invested and partnered with some of the largest sovereign fund, private equity funds, mutual and hedge funds. Mr. Vitton is focused on the energy, infrastructure, industrial and mining sectors.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director:

a) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO"), or chief financial officer ("CFO") of any company (including the Company) that:

(i) was subject, while the proposed director was acting in the capacity of director, CEO or CFO, to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting as director, CEO, or CFO of such company; or

b) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board has adopted a policy which requires, in an uncontested election of directors, that any nominee in respect of whom a greater number of votes "withheld" than votes "for" are validly cast must promptly submit his or her offer of resignation to the Board. The Company's Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board.

The Board will take formal action on the Corporate Governance and Nominating Committee's recommendation no later than 90 days following the date of the applicable shareholders' meeting and will announce its decision via press release. Absent exceptional circumstances, the Board will be expected to accept the resignation, which resignation will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was first appointed in 2006.

APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN

Background

The Company has adopted a 10% rolling stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to secure for the Company and the Company's shareholders the benefits of incentives inherent in share ownership by directors, key employees and consultants of the Company who, in the judgement of the Board, will be largely responsible for its future growth and success. A description of the Stock Option Plan is set out under the heading "Statement of Executive Compensation - Stock Option Plan".

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders every three years.

When stock options are granted pursuant to the Stock Option Plan, Common Shares that are reserved for issuance pursuant to these outstanding unexercised stock options are considered "allocated" stock options by the Toronto Stock Exchange (the "TSX"). As the Stock Option Plan provides that the maximum number of Common Shares issuable from treasury by the Company under the Stock Option Plan, together with all of the Company's other previously established share compensation arrangements (i.e. the RSU Plan and the DSU Plan (each as defined below)), shall not exceed 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Company under the Stock Option Plan which are not the subject of current unexercised stock option grants, and these are considered to be "unallocated" stock options by the TSX. The Stock Option Plan was last approved by Shareholders on May 30, 2018. Therefore, the Company is seeking shareholder approval for all of the unallocated stock options issuable pursuant to the Stock Option Plan at the Meeting. To be approved, the ordinary resolution requires the approval of a majority of the votes cast, in person or by proxy, at the Meeting.

As at the date of this Information Circular, the Company has 135,797,635 Common Shares issued and outstanding, and accordingly, a maximum of 13,579,763 Common Shares are available for issuance under the Stock Option Plan. As of the date of this Information Circular, there were 6,875,000 stock options outstanding under the Stock Option Plan, leaving 6,704,763 unallocated stock options available for grant.

Approval by Shareholders of the Unallocated Stock Options

If approval of the unallocated stock options is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated options under the Stock Option Plan until the Company's 2024 annual and special shareholders' meeting (provided that such meeting is held on or prior to June 17, 2024). If approval is not obtained at the Meeting, any currently unallocated options under the Stock Option Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled or forfeited prior to exercise.

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the Unallocated Options Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the Unallocated Options Resolution.

The Company requests that the Shareholders approve the unallocated stock options issuable pursuant to the Stock Option Plan. Accordingly, the shareholders will be asked at the Meeting to pass the following ordinary resolution (the "Unallocated Options Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the Company's shareholders, that:

(a) all unallocated stock options issuable pursuant to the Stock Option Plan are hereby approved;

(b) the Company is hereby authorized to continue granting options under the Stock Option Plan until June 17, 2024, being three years from the date of the Meeting; and

(c) any director or officer of the Company is hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the Unallocated Options Resolution to approve the unallocated stock options issuable pursuant to the Stock Option Plan. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Unallocated Options Resolution.

APPROVAL OF AMENDMENTS TO STOCK OPTION PLAN

Background

As part of a review of the Stock Option Plan in the context of putting it before shareholders for the approval required by the TSX every three years (see "Particulars of Matters to be Acted Upon - Approval of Unallocated Options Under Stock Option Plan"), the Company is proposing a number of amendments to the Stock Option Plan to bring it more in line with market and best practices, and to address specific concerns surrounding treatment of Options upon termination of employment.

On April 29, 2021, the Board approved certain amendments to the Stock Option Plan, subject to shareholder and stock exchange approvals. The full text of the Stock Option Plan reflecting the proposed Option Plan Amendments is set out in Schedule C to this Information Circular and a summary is set out below.

Summary of Proposed Amendments to Stock Option Plan

At the Meeting, shareholders will be asked to approve certain amendments (together, the "Option Plan Amendments") to the Stock Option Plan to:

(a) update the definition of "Change of Control" to bring it in line with the Company's executive employment agreements and a more standard definition in line with market practice;

(b) amend the treatment of Stock Options in the event of a "Change of Control" such that it is double-trigger in line with best practices for executive change of control provisions;

(c) add flexibility for the Committee (as defined in the Stock Option Plan) to allow it to make determinations in its sole discretion to deal with Stock Options following termination of employment, for any reason other than for just cause or by virtue of death;

(d) specify that any unvested Stock Options held by an employee participant shall immediately cease vesting and terminate on the date on which such participant gives or receives a notice of termination or resignation of employment, without regards to any period of notice, pay in lieu of notice or severance that may follow such date pursuant to the participant's employment agreement, the applicable employment standards legislation or the common law;

(e) update the amendment provisions to remove the ability of the directors to, without shareholder approval, (i) change the termination provisions of an Option which does not entail an extension beyond the original expiry date for a participant who is not an insider, (ii) reduce the exercise price of an Option for a participant who is not an insider, and (iii) make any other amendments of a non-material nature which are approved by the TSX; and

(f) make certain housekeeping changes to the Option Plan.

The Option Plan Amendments have no additional dilutive impact on the Common Shares and no adverse impact on the Company or its shareholders.

Approval by Shareholders of the Stock Option Plan Amendments

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the Option Plan Amendments Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the Option Plan Amendments Resolution.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the "Option Plan Amendments Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, approving the Option Plan Amendments.

To be effective, the Option Plan Amendments Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The text of the Option Plan Amendments Resolution to be submitted to shareholders at the Meeting is set forth below:

"BE IT RESOLVED, as an ordinary resolution of the Company's shareholders, that:

(a) subject to regulatory approval, the Company's proposed amendments to the Stock Option Plan, the text of which is set forth in Schedule C to Western Copper and Gold Corporation's management information circular dated April 29, 2021, are hereby ratified, confirmed and approved; and

(b) any director or officer of the Company is hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the Option Plan Amendments Resolution. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Option Plan Amendments Resolution.

APPROVAL OF DEFERRED SHARE UNIT PLAN

Background

On April 29, 2021, the Board approved the adoption of a deferred share unit plan (the "DSU Plan"), subject to shareholder and stock exchange approvals.

The Company desires to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors and consultants of the Company due to the opportunity offered to them to acquire a proprietary interest in the Company and to secure for the Company and shareholders the benefits inherent in the ownership of Common Shares by such persons. To accomplish this, the Board feels it is prudent to adopt the DSU Plan as well as the RSU Plan (as defined below).

Summary of DSU Plan

The following is a summary of the DSU Plan and is qualified in its entirety by reference to the full text of the DSU Plan which is attached hereto as Schedule D. This summary does not address provisions of the DSU Plan which are particular to a director who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a participant for whom a benefit under the DSU Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder.

The Company has implemented, subject to the shareholder approval being sought at the Meeting, the DSU Plan for non-employee directors. The purpose of the DSU Plan is to strengthen the alignment of interests between the Company's non-employee directors ("Eligible Directors") and the Company's shareholders by linking a portion or all of the annual director compensation to the future value of the Common Shares. In addition, the DSU Plan is intended to advance the interests of the Company through the attraction, retention and motivation of directors of the Company, it being generally recognized that deferred share unit plans aid in attracting, retaining and motivating director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of a company's shares.

The DSU Plan is administered by the Board or a committee of the Board and such committee has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as such committee may deem necessary in order to comply with the requirements of the DSU Plan.

Deferred share units ("DSUs") may be granted (i) at any time on a discretionary basis, or (ii) quarterly in lieu of a portion of the annual compensation payable to Eligible Directors, excluding amounts received as reimbursement for expenses incurred in attending meetings of the Board (the "Director's Remuneration"). Eligible Directors to which DSUs have been issued are referred to herein as "DSU Participants".

The committee will grant and issue to each Eligible Director on each issue date, as determined by the committee (a "DSU Issue Date"), the aggregate of:

(a) that number of DSUs having a value (such value being the "Mandatory Entitlement") equal to the percentage or portion of the Director's Remuneration payable to such Eligible Director for the current quarter as determined by the Board at the time of determination of the Director's Remuneration; and

(b) that number of DSUs having a value (such value being the "Elective Entitlement") equal to the percentage or portion of the Director's Remuneration which is not payable to such Eligible Director for the current quarter pursuant to paragraph (a) as determined by the Eligible Director.

The aggregate number of DSUs under paragraphs (a) and (b) will be calculated based on the sum of an Eligible Director's Mandatory Entitlement and Elective Entitlement (collectively, the "Entitlement") and the number of DSUs to be granted to an Eligible Director will be determined by dividing the Entitlement by the Market Value (as defined in the DSU Plan) on the business day immediately preceding the DSU Issue Date.

Each vested DSU held by a DSU Participant who ceases to be an Eligible Director will be redeemed by the Company on the relevant date the DSU Participant ceases to be an Eligible Director (the "Separation Date") for, subject to adjustments in certain events, the issuance of one Common Share for each DSU, or a cash payment by the Company equal to the Market Value (as defined in the DSU Plan) of a Common Share on the Separation Date in the sole discretion of the Company, to be made to the DSU Participant on such date as the Company determines not later than 60 days after the Separation Date.

An Eligible Director will have the right to elect in each calendar year the manner in which the Eligible Director wishes to receive the Director's Remuneration (i.e. the Elective Entitlement), other than the portion fixed by the Board (i.e. the Mandatory Entitlement) in accordance with paragraph (a) (whether in cash, DSUs or a combination thereof) by completing an election form: (i) in the case of a current director, by December 31 of such calendar year with such election to apply in respect of the following calendar year; or (ii) in the case of a new director, within 30 days after the director's first election or appointment to the Board with such election to apply in respect of the calendar year in which such director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which DSU Participants may receive their Director's Remuneration and every election made by a DSU Participant is subject to such limits once they are set.

The Eligible Director will be entitled to select a date to receive settlement for all or a portion of his or her DSUs on any date following the Separation Date (the "Settlement Date"), but no later than December 15 of the calendar year following such Separation Date (the "Outside Settlement Date"). Such settlement election must be made by completing a redemption notice. On the Settlement Date, Western can either: (a) deliver the payment in respect of the number of DSUs to be settled on the Settlement Date in the form of Common Shares; (b) pay a lump sum cash payment in respect of the number of DSUs to be settled on the Settlement Date; or (c) any combination of the foregoing. The default, in the absence of a redemption notice being delivered, is that the Settlement Date will be December 15 of the calendar year following the Separation Date.

The maximum number of Common Shares issuable from treasury by the Company under the DSU Plan, together with all of the Company's other security based compensation arrangements (i.e. the Stock Option Plan and the RSU Plan), is 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable to insiders, at any time, under the DSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding. The maximum number of Common Shares issued to insiders, within any one-year period, under the DSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding.

The maximum value of DSUs which may be granted to each Eligible Director, together with all security based compensation arrangements of the Company, shall not exceed $150,000 in any one-year period, other than any DSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

DSUs are not assignable or transferable.

In the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Common Shares, a DSU Participant will be credited with additional DSUs in accordance with the DSU Plan. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant's account on the record date had been Common Shares divided by the Market Value (as defined in the DSU Plan) on the date on which dividends were paid by the Company.

The Board may, from time to time, in its discretion (without shareholder approval) amend, modify and change the provisions of the DSU Plan, except however that any amendment, modification or change to the provisions of the DSU Plan which would:

(a) increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the DSU Plan, other than as a result of anti-dilution provisions;

(b) reduce the range of amendments requiring shareholder approval contemplated in the DSU Plan;

(c) permit DSUs to be transferred other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval to be required on a disinterested basis; or

(e) increase the non-employee director participation limits,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the DSU Plan will be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Approval by Shareholders of the Adoption of the DSU Plan

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the DSU Plan Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the DSU Plan Resolution.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the "DSU Plan Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of DSU Plan.

To be effective, the DSU Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The text of the DSU Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

"BE IT RESOLVED, as an ordinary resolution of the Company's shareholders, that:

(a) the deferred share unit plan (the "DSU Plan") of Western Copper and Gold Corporation (the "Company"), as adopted by the board of directors (the "Board") and substantially in the form presented to the shareholders (the "Shareholders") of the Company, is hereby approved;

(b) the Board is hereby authorized on behalf of the Company to make any further amendments to the DSU Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure adoption of the DSU Plan;

(c) the Company is hereby authorized to grant unallocated deferred share units under the DSU Plan until June 17, 2024, being three years from the date of the Meeting; and

(d) any director or officer of the Company is hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the DSU Plan Resolution. Unless authority is withheld, the Management Proxyholders intend to vote FOR the DSU Plan Resolution.

APPROVAL OF RESTRICTED SHARE UNIT PLAN

Background

On April 29, 2021, the Board approved the adoption of a restricted share unit plan (the "RSU Plan"), subject to shareholder and stock exchange approvals.

Summary of RSU Plan

The following is a summary of the RSU Plan and is qualified in its entirety by reference to the full text of the RSU Plan which is attached hereto as Schedule E. This summary does not address provisions of the RSU Plan which are particular to an officer, employee, consultant or director who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a participant for whom a benefit under the RSU Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder.

The Company has implemented, subject to the shareholder approval being sought at the Meeting, the RSU Plan for officers, employees, consultants and directors. The purpose of the RSU Plan is to advance the interests of the Company through the attraction, retention and motivation of officers, employees, consultants and directors of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key officers, employees, consultants and directors of the Company, it being generally recognized that restricted share plans aid in attracting, retaining and motivating officers, employees, consultants and directors due to the opportunity offered to them to acquire a proprietary interest a company's shares.

The RSU Plan is administered by the Board or a committee of the Board and such committee has full authority to administer the RSU Plan, including the authority to interpret and construe any provision of the RSU Plan and to adopt, amend and rescind such rules and regulations for administering the RSU Plan as such committee may deem necessary in order to comply with the requirements of the RSU Plan.

Under the RSU Plan, eligible participants will be issued restricted share units ("RSUs") from time to time that each represent the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period. Each grant of RSUs will be reflected in a letter agreement that sets out the applicable restricted period (i.e. vesting period) for those RSUs, as determined by the committee; provided, however, that in no event shall the expiry date of the restricted period and settlement of RSUs be later than December 15 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding RSUs granted or such later date as may be permitted under paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada), as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a "salary deferral arrangement" for purposes of the Income Tax Act (Canada).

RSUs may be satisfied by the issuance of Common Shares from treasury or by the payment of cash equal to the Market Value (as defined in the RSU Plan). In circumstances where the insider participation limits have been exceeded, the Company will pay to the relevant insider in cash.

The maximum number of Common Shares issuable from treasury by the Company under the RSU Plan, together with all of the Company's other security based compensation arrangements (i.e. the Stock Option Plan and the DSU Plan), is 10% (on a rolling basis) of the Company's issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable to insiders, at any time, under the RSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding. The maximum number of Common Shares issued to insiders, within any one-year period, under the RSU Plan, together with any other security based compensation arrangements of the Company, is 10% of the Common Shares then issued and outstanding.

The maximum value of RSUs which may be granted to a non-employee director, together with all security based compensation arrangements of the Company, shall not exceed $150,000 in any one-year period, other than any RSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

Upon the termination or resignation of an eligible participant, RSUs of the participant that were subject to a restricted period would terminate without settlement for Common Shares, except as explicitly provided otherwise by the committee. In the event of death or disability, a participant's RSUs will automatically vest.

In the event of (i) a change of control (as defined in the RSU Plan), and (ii) within 12 months of such change of control the participant is terminated or otherwise subject to a Triggering Event (as defined in the RSU Plan), then all RSUs outstanding of such participant shall immediately vest on the date of such termination/resignation notwithstanding the restricted period.

RSUs are not assignable or transferable.

In the event that a cash dividend is paid to shareholders of the Company on the Common Shares while an RSU is outstanding, the committee may, in its sole discretion, elect to credit each participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the RSUs in the participant's account on the record date had been Common Shares divided by the Market Value (as defined in the RSU Plan) on the date on which dividends were paid by the Company.

The Board may, from time to time, in its discretion (without shareholder approval) amend, modify and change the provisions of the RSU Plan, except however that any amendment, modification or change to the provisions of the RSU Plan which would:

(a) increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the RSU Plan, other than as a result of anti-dilution provisions;

(b) reduce the range of amendments requiring shareholder approval contemplated in the RSU Plan;

(c) permit RSUs to be transferred other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval being required on a disinterested basis; and

(e) increase the non-employee director participation limits,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

Approval by Shareholders of the Adoption of the RSU Plan

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the RSU Plan Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the RSU Plan Resolution.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the "RSU Plan Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of RSU Plan.

To be effective, the RSU Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The text of the RSU Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

"BE IT RESOLVED, as an ordinary resolution of the Company's shareholders, that:

(a) the restricted share unit plan (the "RSU Plan") of Western Copper and Gold Corporation (the "Company"), as adopted by the board of directors (the "Board") and substantially in the form presented to the shareholders (the "Shareholders") of the Company, is hereby approved;

(b) the Board is hereby authorized on behalf of the Company to make any further amendments to the RSU Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure adoption of the RSU Plan;

(c) the Company is hereby authorized to grant unallocated restricted share units under the RSU Plan until June 17, 2024, being three years from the date of the Meeting; and

(d) any director or officer of the Company is hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the RSU Plan Resolution. Unless authority is withheld, the Management Proxyholders intend to vote FOR the RSU Plan Resolution.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Western is an exploration and development company directly engaged in advancing its Casino Project to production. The Casino deposit holds significant copper, gold, and molybdenum resources. It is located in Yukon, Canada.

The Company operates in an industry where there is a competitive environment for qualified individuals. To be successful, Western must offer compensation that is competitive with other companies of similar size and structure. Due to its small size and early stage of development (i.e. exploration and development), Western's process for determining executive compensation is relatively simple. The Company's compensation program is not based on specific criteria or formal objectives. The Board relies primarily on internal discussion to set salary levels and determine discretionary awards. The performance indicators used to assess executive officers are less structured than they might be in larger operating companies. The Board believes that this process is appropriate given the Company's size and stage of development.

Role of the Compensation Committee

The Compensation Committee is appointed by the Board to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans. To determine compensation payable, including stock options, the Compensation Committee relies on its knowledge of compensation levels of directors, CEOs, and other senior management positions of companies of similar size and stage of development in the mineral exploration industry. When setting compensation, the Compensation Committee's goal is to provide sufficient compensation to attract and retain directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee is comprised of three independent directors who meet at least twice annually. One or more of these meetings may occur within regular Board meetings. Klaus Zeitler, the Chair of the Compensation Committee, has served on the committee since June 2007. Kenneth Williamson, Michael Vitton and Bill Williams were appointed to the Compensation Committee on March 25, 2021. Each of these members has extensive experience in executive compensation through their current and previous roles as directors and/or officers of other companies. The Board believes that the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The members have the following skills and experience that enable them to make decisions on the suitability of the Company's compensation policies and practices:

  Klaus Zeitler - Dr. Zeitler has significant experience managing mining and mineral exploration companies as an executive and as a director. In these roles, Dr. Zeitler has been responsible for the overall management of the companies, including the management of their human resources.
  Kenneth Williamson - Mr. Williamson has been a director of various publicly-traded companies focused on natural resources and mining developments. All of these activities required him to review, manage and understand compensation-related matters.
  Michael Vitton - Mr. Vitton has been a director of numerous publicly-traded mining and mineral exploration companies and held executive roles at investment banks. In these roles, he has gained significant experience, including overseeing the management of executive compensation and human resources.
  Bill Williams - Dr. Williams has been a director of numerous publicly-traded mining companies. He has considerable background in overseeing management of human resource and executive compensation.

Compensation Consultant

Since the Company's most recently completed financial year, no compensation consultant or advisor has been retained to assist the Board or the Compensation Committee in determining compensation for any of the Company's directors or executive officers. In June 2020, the Compensation Committee retained MRG Strategic HR Consulting ("MRG") to conduct a peer salary review for the Company's executive officers and employees. No changes to salaries or other forms of compensation were recommended by the Compensation Committee as a result of their review of the report prepared by MRG. During the year ended December 31, 2020, the fees bill by MRG were approximately $11,700.

Role of the Executive Officers

The Executive Chairman makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, bonuses, and stock option grants. The Executive Chairman also makes recommendations to the Compensation Committee regarding the participation in the Company's stock-based compensation plans.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Objectives and Overview of the Compensation Program

The objective of the Company's compensation program is to attract, retain, and motivate performance of members of senior management of a quality and nature that will enhance the growth and overall long-term value of the Company.

The following executive compensation principles guide the Company's overall compensation:

  compensation levels should be sufficiently competitive to facilitate recruitment and retention of experienced high caliber executives in the competitive mining industry, while being fair and reasonable to shareholders;
  the compensation program should align executives' long-term financial interests with those of the Company's shareholders by providing equity-based incentives; and
  compensation should be transparent so that both executives and shareholders understand the executive compensation program.

Elements of Executive Compensation

During the financial year ended December 31, 2020, Western's executive compensation program consisted of the following elements:

  base salaries;
  bonuses;
  stock options; and
  other compensation, including perquisites such as medical benefits.

Western's strategy is to provide an overall competitive compensation package. The Company believes that to be competitive in its industry, an executive compensation package must consist of the above-noted elements. The specific rationale and design of each of these elements are outlined in detail below.

For the remainder of this Compensation Discussion and Analysis, the individuals included in the Summary Compensation Table, below, are referred to as the "Named Executive Officers" or "NEOs".

Base Salaries

Base salaries are a key element of the Company's compensation package because they are the first base measure for comparison relative to peer groups.  Salaries are fixed and are used as the base to determine other elements of compensation and benefits.

The Board establishes salary levels based on what it determines to be competitive relative to the responsibilities associated with each position and its knowledge of comparable positions within the industry.  No formal benchmarking is performed.

Bonuses

Bonuses are a variable element of compensation designed to reward the Company's Named Executive Officers for contributing to the overall value of the Company. Bonuses are at the discretion of the Board. The Board determines bonus awards through internal discussion, taking into account the overall performance of each NEO during the year and general market conditions.

Total of $90,300 was awarded in bonuses to NEOs during the financial year ended December 31, 2020. The Company awarded an aggregate of $40,600 bonuses to its NEOs during the financial year ended December 31, 2019, which was paid subsequent to the year ended December 31, 2019.

Stock Options

Stock options are a variable and discretionary element of compensation intended to reward the NEOs for their contribution towards the Company's sustained growth and increases in the Company's share price.

The Stock Option Plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the number of stock options to be granted to the Named Executive Officers, the Board takes into account the number of stock options, if any, previously granted to each Named Executive Officer, and the exercise price of any outstanding stock options to closely align the interests of the Named Executive Officers with the interests of shareholders and to ensure that such grants are in accordance with the policies of the TSX. The two-year vesting period of stock option awards ensures that executives have the incentive to increase the price of the Common Shares over a reasonable period of time.

The Company granted an aggregate of 850,000 stock options to its NEOs during the financial year ended December 31, 2020. The Company granted an aggregate of 675,000 stock options to its NEOs during the financial year ended December 31, 2019. Refer to the Summary Compensation Table herein for the list of stock options granted to the Named Executive Officers for the three (3) most recently completed financial years of the Company.

Other Compensation/Perquisites

The Company's executive employee benefit program may include benefits such as life, medical, dental and disability insurance, and parking privileges. Such benefits and perquisites are designed to be competitive with equivalent positions in comparable organizations in Canada.

Compensation Risk

The Board and its Committees have not conducted an evaluation of the implications of the risks associated with the Company's compensation policies and practices.

Hedging of Economic Risks in the Company's Securities

The Company has not adopted a policy to prohibit NEOs and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Performance Graph

The following performance graph illustrates the Company's cumulative total shareholder return over the five (5) most recently completed financial years compared to the return on a comparable investment in the S&P/TSX Composite Index, assuming an initial investment of $100.

The price of the Common Shares has been more volatile than the S&P/TSX Composite Index over the five year period ended December 31, 2020. A significant portion of NEO compensation is in the form of stock options. This form of compensation is tied directly to the price of the Common Shares. NEOs only realize compensation from stock options when the price of the Common Shares appreciates. Compensation from stock option exercises has fluctuated significantly depending on the price of the Common Shares at the time of exercise and the underlying stock option exercise price. Changes to NEO salaries are described in the "Summary Compensation Table" below.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with Form 51-102F6 Statement of Executive Compensation ("Form 51-102F6")) sets forth all annual and long-term compensation for services in all capacities to the Company for the three (3) most recently completed financial years of the Company in respect of each Named Executive Officer.

Name and Principal Position	Year	Salary ($)	Option- based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)		Total Compensation ($)
				Annual Incentive Plans (2)	Long- term Incentive Plans
Dale Corman Executive Chairman (3)	2020	100,000	415,000	15,000	Nil	530,000
	2019	100,000	48,900	6,300	Nil	155,200
	2018	100,000	133,900	5,000	Nil	238,900
Paul West-Sells President and CEO	2020	250,000	415,000	37,500	Nil	702,500
	2019	250,000	48,900	15,750	Nil	314,650
	2018	250,000	133,900	12,500	Nil	396,400
Cameron Brown VP Engineering (4)	2020	147,000	290,500	21,390	Nil	458,890
	2019	198,900	36,650	12,400	Nil	247,950
	2018	194,100	83,700	10,200	Nil	288,000
Varun Prasad (5) CFO	2020	133,000	290,500	21,000	Nil	444,500
	2019	66,600	30,500	6,300	Nil	103,400

(1) These amounts represent the value of stock options granted to the respective Named Executive Officer measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values, including the key assumptions and estimates, used and described in the Company's financial statements. The dollar amount in this column represents the total value ascribed to the stock options at the time of original grant.

(2) Amounts earned were paid during the financial year to which they relate other than the financial year ended December 31, 2019, which was paid subsequent to the financial year ended December 31, 2019.

(3) Mr. Corman also serves as a director of the Company, but receives no compensation for services as a director.

(4) Mr. Brown's annual salary under his employment contract is paid in U.S. dollars. His compensation shown above has been translated from U.S. to Canadian dollars in the same manner as used in preparing the Company's financial statements. Mr. Brown reduced his time commitment to the Company effective April 1, 2020.

(5) Mr. Prasad was appointed Interim Chief Financial Officer on May 1, 2019 and was subsequently appointed Chief Financial Officer effective March 1, 2020.

The compensation awarded to Messrs. Corman, West-Sells, Brown and Prasad above in the summary compensation table was pursuant to their employment agreements with the Company, which are set out in more detail under "Termination and Change of Control Benefits".

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth information concerning all awards outstanding under option-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted share-based awards.

Name	Option-Based Award
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the-money Options (1) ($)
Dale Corman	200,000	0.96	September 12, 2021	122,000
	300,000	1.20	February 21, 2023	111,000
	200,000	0.90	June 18, 2024	134,000
	250,000	1.66	July 27, 2025	Nil
Paul West-Sells	200,000	0.96	September 12, 2021	122,000
	300,000	1.20	February 21, 2023	111,000
	200,000	0.90	June 18, 2024	134,000
	250,000	1.66	July 27, 2025	Nil
Cameron Brown	125,000	0.96	September 12, 2021	76,250
	187,500	1.20	February 21, 2023	69,375
	150,000	0.90	June 18, 2024	100,500
	175,000	1.66	July 27, 2025	Nil
Varun Prasad	50,000	0.96	September 12, 2021	30,500
	75,000	1.20	February 21, 2023	27,750
	125,000	0.90	June 18, 2024	83,750
	175,000	1.66	July 27, 2025	Nil

(1) This amount is calculated based on the difference between the market value of the Common Shares underlying the options at the end of the most recently completed financial year, which was $1.57, and the exercise price of the option.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards - Value Vested During The Year (1) ($)
Dale Corman	60,000
Paul West-Sells	60,000
Cameron Brown	45,000
Varun Prasad	37,500

(1) This amount is calculated by obtaining the difference between the closing market price of the underlying Common Shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the closing market price on the vesting date, no value is ascribed to the options.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Change of Control

The Named Executive Officers' respective employment agreements provide for a severance payment upon a Change of Control (as defined below). In addition, any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

A "Change of Control" is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of Common Shares which, when added to all other Common Shares at the time held by such person and its affiliates, totals for the first time 35% of the outstanding Common Shares.

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon a Change of Control assuming that a Change of Control occurred on December 31, 2020.

Name	Annual Salary	Change of Control Provisions
Dale Corman Executive Chairman	$100,000	$525,000
Paul West-Sells President and CEO	$250,000	3 times annual salary
Cameron Brown VP Engineering	US$150,000	2 times annual salary
Varun Prasad CFO	$140,000	2 times annual salary

Termination Without Cause

The Named Executive Officers' employment agreements provide for a severance payment upon termination without cause. Upon written notice of termination (the "Date of Termination"), each NEO is entitled to a payment consisting of the salary that would otherwise have been payable to the NEO for the six (6) month period following the Date of Termination and an additional month's salary for every full year of service to the Company (the "Termination Period"), plus the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination, vest on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or at the end of the Termination Period.

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon termination without cause assuming that the Date of Termination was December 31, 2020.

Name	Salary (per month)	Termination Without Cause Provisions
Dale Corman, Executive Chairman	$8,300	19 months' salary
Paul West-Sells, President and CEO	$20,800	19 months' salary
Cameron Brown, VP Engineering	US$12,500	19 months' salary
Varun Prasad, CFO	$11,666	15 months' salary

DIRECTOR COMPENSATION

Standard Compensation Arrangements

Each non-executive director of the Company currently receives an annual retainer fee of $20,000, paid quarterly, meeting fees for each Board or committee meeting attended, to a maximum of $800 per day, and reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. Directors who are employees of the Company, such as Mr. Corman, receive no additional compensation for serving on the Board.

The following table sets forth all amounts of compensation provided to each director, who is not also a Named Executive Officer, for the Company's most recently completed financial year:

Director (1)	Fees Earned ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Michael Vitton	20,600	429,500	Nil	450,100
Klaus Zeitler	28,000	207,500	Nil	235,500
Tara Christie	27,200	207,500	Nil	234,700
Kenneth Williamson	32,550	207,500	Nil	240,050
Bill Williams	5,800	282,000	Nil	287,800

(1) Relevant disclosure has been provided in the Summary Compensation Table for the three mostly recently completed financial years of the Company for Dale Corman who is a director and a Named Executive Officer.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

Non-executive directors are also eligible to receive stock options under the Stock Option Plan. The purpose of granting such options is to assist the Company in attracting, compensating, retaining, and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. The Company has not granted any share-based awards.

The following table sets forth information concerning all awards outstanding under stock-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

Director	Option-Based Award
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the-money Options (1) ($)
Michael Vitton	200,000	1.11	June 11, 2025	92,000
	125,000	1.66	July 27, 2025	Nil
Kenneth Williamson	200,000	0.75	April 23, 2024	164,000
	100,000	0.90	June 18, 2024	67,000
	125,000	1.66	July 27, 2025	Nil
Klaus Zeitler	100,000	0.96	September 12, 2021	61,000
	150,000	1.20	February 21, 2023	55,500
	100,000	0.90	June 18, 2024	67,000
	125,000	1.66	July 27, 2025	Nil
Tara Christie	200,000	0.75	April 23, 2024	164,000
	100,000	0.90	June 18, 2024	67,000
	125,000	1.66	July 27, 2025	Nil
Bill Williams	200,000	1.41	November 9, 2025	32,000

(1) This amount is calculated based on the difference between the market value of the Common Shares underlying the options at the end of the most recently completed financial year, which was $1.57, and the exercise price of the option.

Value Vested or Earned During The Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director	Option-Based Awards - Value Vested During The Year (1) ($)
Michael Vitton	Nil
Bill Williams	Nil
Klaus Zeitler	30,000
Tara Christie	91,333
Kenneth Williamson	91,333

(1) This amount is calculated by obtaining the difference between the market price of the underlying Common Shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the market price on the vesting date, no value is ascribed to options.

STOCK OPTION PLAN

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of, and service providers to, the Company and its subsidiaries (collectively, the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. Certain amendments to the Stock Option Plan are being put before the shareholders for consideration and approval at the Meeting. To the extent such amendments are approved by the shareholders, they will modify the below summary of the Stock Option Plan. See "Particulars of Matters to be Acted Upon - Approval of Amendments to Stock Option Plan".

The Stock Option Plan authorizes the Board (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1. The number of Common Shares subject to stock options is determined by the Board (or the Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

a. the number of Common Shares of the Company issuable to insiders exceeding 10% of the Common Shares then outstanding;

b. the number of Common Shares of the Company issued to insiders within a one year period exceeding 10% of the Common Shares then outstanding;

c. the number of Common Shares of the Company issued to any one insider and such insider's associates pursuant to the exercise of stock options within a one year period exceeding 5% of the Common Shares then outstanding; and

d. the number of Common Shares of the Company reserved for issuance to any one Optionee exceeding 5% of the Common Shares then outstanding.

2. The outstanding issue is determined on the basis of the number of Common Shares of the Company outstanding immediately prior to any share issuance, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.

3. The maximum number of Common Shares of the Company which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding Common Shares at the time of the grant. Any increase in the issued and outstanding Common Shares of the Company will result in an increase in the available number of Common Shares of the Company issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

4. The Stock Option Plan must be approved and ratified by shareholders every three years. The Company is seeking such approval by shareholders at the Meeting. See "Particulars of Matters to be Acted Upon - Approval of Unallocated Options Under Stock Option Plan".

5. The exercise price of a stock option may not be set at less than the closing price of the Common Shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option. The exercise price of each stock option is set by the Board and is typically based on the market price of the Common Shares or a premium thereon which the Board considers appropriate in the circumstances.

6. The stock options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board (or Compensation Committee). The expiry date of a stock option is the later of:

a. a specified expiry date; and

b. where a black-out period is self-imposed by the Company and the specified expiry date falls within, or immediately after, the black-out period, the date that is 10 business days after the black-out period is lifted.

Should a stock option expire immediately after a black-out period self-imposed by the Company, the black-out expiration term of 10 business days will be reduced by the number of days between the option expiry date and the end of the black-out period.

7. Stock options are non-assignable other than pursuant to a will or by the laws of descent and distribution.

8. Stock options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries.

a. If an individual ceases to be an Optionee for any reason other than for cause or by virtue of death, any Stock option held by such Optionee shall remain exercisable for a period of 30 days after the date on which the Optionee ceases to be a Participant (as defined in the Stock Option Plan) or until the original expiry date of the stock option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the stock options at such time, subject to the provisions of any employment contract.

b. If an individual ceases to be an Optionee for cause, no stock option held by such Optionee shall be exercisable following the termination date.

c. If an Optionee dies, any stock option held by such Optionee at the date of death shall be exercisable by the person or persons to whom the rights of the Optionee shall pass by the will of the Optionee or the laws of descent and distribution for a period of one year after the date of death of the Optionee or the original expiry date, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the stock option at the date of death, subject to the provisions of any employment contract.

9. On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested stock options shall be immediately exercisable.

10. The directors of the Company may from time to time in their absolute discretion amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of shareholders to:

a. make amendments of a "housekeeping" nature;

b. change vesting provisions;

c. change termination provisions of a stock option or the Stock Option Plan for an insider provided that the expiry date does not extend beyond the original expiry date;

d. change termination provisions of a stock option or the Stock Option Plan which does extend beyond the original expiry date for an Optionee who is not an insider;

e. reduce the exercise price of a stock option for an Optionee who is not an insider;

f. implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Common Shares from the number of Common Shares reserved under the Stock Option Plan; and

g. make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (i.e. excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,075,000 (1)	$1.18	6,484,763 (2)

(1) Representing approximately 5.2% of the Company's issued and outstanding share capital of 135,597,635 Common Shares as of December 31, 2020.

(2) Representing approximately 4.8% of the Company's issued and outstanding share capital of 135,597,635 Common Shares as of December 31, 2020.

Pursuant to the Stock Option Plan, the Company may grant stock options for the purchase of up to 10% of issued and outstanding Common Shares at the time of grant. The exercise price of the stock options must be greater than, or equal to, the market value of the Common Shares on the last trading day immediately preceding the date of grant. Stock options typically vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. Additional stock options may be granted as additional Common Shares are issued.

As at April 29, 2021, there were 6,875,000 stock options outstanding under the Stock Option Plan, representing approximately 5.1% of the Company's issued and outstanding share capital of 135,797,635 Common Shares. Based upon the issued capital of the Company as at the date of this Information Circular and the number of stock options currently outstanding under the Stock Option Plan, the Company can issue a further 6,704,763 stock options, representing approximately 4.9% of the Company's issued and outstanding share capital.

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of the Stock Option Plan for the three most recently completed financial years:

Year	Burn Rate (1)
2020	1.7%
2019	1.9%
2018	2.3%

(1) Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan by the weighted average number of securities outstanding for the applicable fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 29, 2021, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii) is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management function of the Company or any of its subsidiaries is performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

AUDIT COMMITTEE

The Company's Audit Committee is governed by a written charter that sets out its mandate and its duties and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees are contained in the Company's Annual Information Form ("AIF") dated March 26, 2021 for the year ended December 31, 2020, as a schedule thereto and under the heading "Audit Committee Information", respectively. The AIF is available under the Company's profile on SEDAR at www.sedar.com.

The members of the Audit Committee are Kenneth Williamson (Chairman), Klaus Zeitler and Tara Christie, all of whom are independent.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), discloses its corporate governance practices in Schedule A, attached to this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company's website at www.westerncopperandgold.com. Comparative financial information is provided in the Company's audited annual consolidated financial statements and management discussion and analysis for the most recently completed financial year. Both of these documents are filed on SEDAR.

Shareholders may contact the Company at 604-684-9497 or toll free at 1-888-966-9995 to request copies of the Company's financial statements and management discussion and analysis.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

Dale Corman (signed)

Dale Corman

Executive Chairman and Director

Vancouver, British Columbia

April 29, 2021

SCHEDULE A
CORPORATE GOVERNANCE PRACTICES TABLE

The following table sets out the corporate governance practices of the Company with respect to NI 58-101.

GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	WESTERN COPPER AND GOLD CORPORATION (the "Company")
1.

Board of Directors

(a) Disclose the identity of the directors who are independent.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The board of directors of the Company (the "Board") considers that Tara Christie, Michael Vitton, Bill Williams, Kenneth Williamson and Klaus Zeitler are independent within the meaning of NI 58-101.

The Board considers that Dale Corman is not an independent director and has a material relationship with the Company because of his position as Executive Chairman of the Company.

The majority of the directors are independent. The Board is composed of six directors, five of whom are independent.

The following directors currently serve on the board of directors of the other reporting issuers listed below:

Dale Corman
NorthIsle Copper and Gold Inc.

Spanish Mountain Gold Ltd.

Tara Christie
Banyan Gold Corp.
Constantine Metal Resources Ltd.
Klondike Gold Corp.

Bill Williams
Big Ridge Gold Corp.

Klaus Zeitler

Amerigo Resources Ltd.

Rio2 Limited

The independent directors do not have regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to hold ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. No such meeting was held in 2020. However, independent directors periodically hold in-camera sessions during Board or committee meetings, at which non-independent directors and members of management are not in attendance.

(f) Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

(g) Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer's most recently completed financial year.

The chair of the Board, Dale Corman, is not an independent director for the purposes of NI 58-101. The Company does not have a lead director. The independent directors are all experienced directors, fully versed in corporate governance issues, and have full discretion to meet independently to discuss matters in-camera as the circumstances may warrant.

The Board also provides leadership to its independent directors by promoting frank discussion inside and outside of formal Board meetings, by encouraging independent directors to bring forth agenda items, and by providing independent directors with access to senior management, outside advisors, and unfettered access to information regarding the Company's activities.

The attendance record of each director for all Board and committee meetings held during the year ended December 31, 2020 is as follows:

Board of Directors

Dale Corman (chair)
5 of 5
Klaus Zeitler
5 of 5
Tara Christie
5 of 5
Kenneth Williamson
5 of 5
Michael Vitton(1)
4 of 5
Bill Williams(2)
1 of 5

Audit Committee ("AC")

Kenneth Williamson (chair)
4 of 4
Michael Vitton(3)
2 of 4
Klaus Zeitler
4 of 4

Compensation Committee ("CC")

Klaus Zeitler (chair)
4 of 4
Kenneth Williamson(4)
2 of 4
Tara Christie(5)
2 of 4

Corporate Governance and Nominating Committee ("CG&NC")

Michael Vitton(6) (chair)
2 of 3
Klaus Zeitler(7)
1 of 3
Kenneth Williamson
3 of 3
Tara Christie
3 of 3

(1) Mr. Vitton was appointed to the Board on June 10, 2020.

(2) Mr. Williams was appointed to the Board on November 6, 2020 and attended the last Board meeting held on December 3, 2020

(3) Mr. Vitton became an AC member on June 17, 2020 after the second AC meeting held on May 7, 2020.

(4) Mr. Williamson became a member of CC on June 17, 2020 after the second CC meeting held on May 7, 2020.

(5) Ms. Christie became a member of CC on June 17, 2020 after the second CC meeting held on May 7, 2020.

(6) Mr. Vitton became a CG&NC member on June 17, 2020 after the first CG&NC meeting held on April 17, 2020.

(7) Mr. Zeitler ceased to be a member of CG&NC on June 17, 2020.

2.	Board Mandate Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has responsibility for the supervision and management of the Company's business. It has adopted a formal mandate setting out the Board's responsibilities.

The text of the Board mandate can be found on the Company's website: www.westerncopperandgold.com. It is also attached below as Schedule B.

3.

Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

Given the size of the Company, the Board does not believe that it is necessary to develop a formal written position description for the chair of the Board or the chair of each Board committee. The primary role of the chair of the Board and the chair of each committee is managing the affairs of the Board or respective committee, as applicable, including ensuring the Board or committee is properly organized, functions effectively, and meets its obligations and responsibilities as set out in its mandate.

The Board has adopted a formal written position description for the CEO. The CEO's duties and responsibilities are outlined in his employment agreement.

4.

Orientation and Continuing Education

(a) Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and its directors; and (ii) the nature and operations of the issuer's business.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

New Board members meet with the chair of the Board and relevant committee(s). They are also provided with technical reports, the Company's internal financial information, and access to management, technical experts, and consultants.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends, market developments, and changes in legislation with management's assistance, and to attend related industry seminars and visit the Company's properties.

Board meetings include presentations by the Company's senior management in order to give the directors full insight into the Company's operations. Board members have full access to the Company's records. Directors attend conferences and seminars relevant to their particular expertise.

5.

Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii) provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a Code of Business Conduct (the "Code"). All directors, management, and employees must abide by the Code.

The Code is available under the Company's profile at www.sedar.com and on the Company's website at www.westerncopperandgold.com.

The Board has instructed management to bring any breaches of the Code to the attention of the chair of the Board and the chair of the Audit Committee. Management and employees may report breaches in the Code confidentially and anonymously through the Company's whistleblower hotline. The Board keeps a record of departures from the Code as well as waivers requested and granted.

There was no required material change report filed by the Company since the beginning of the most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board. Each director must disclose all actual or potential conflicts of interest to the Board and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

All directors, officers, and employees are provided with a copy of the Code and are expected and required to adhere to the highest ethical standards.

The Company has adopted a Whistleblower Policy which allows its directors, officers, and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, or internal controls, to report such violation or concerns on a confidential and anonymous basis.  Such reporting can be made by e-mail or telephone through an independent reporting agency used by the Company for this purpose.  Once received, complaints are forwarded to the chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. Complaints may also be made internally.

6.

Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.

(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board and the Corporate Governance and Nominating Committee identify potential Board candidates by determining the perceived needs of the Board and consulting with members of the Board and representatives of the mining industry for possible candidates that will meet the Board's requirements.

The members of the Corporate Governance and Nominating Committee are Michael Vitton (chair), Tara Christie, and Bill Williams, all of whom are independent directors.

The Corporate Governance and Nominating Committee is responsible for evaluating the effectiveness of the Company's corporate governance practices, assessing the effectiveness of the Board, and recommending changes to the Board, including with respect to its composition, as required.

7.

Compensation

(a) Describe the process by which the Board determines the compensation for the issuer's directors and officers.

(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Board and the Compensation Committee determine compensation for the Company's directors and executive officers by relying on the Compensation Committee members' knowledge of compensation paid for directors and executive officers of companies of similar size and stage of development in the mineral exploration industry, and seeking an appropriate level of compensation that reflects the need to provide incentive and compensation for the time and effort expended by the directors and executive officers while taking into account the financial and other resources of the Company.

Further information regarding compensation paid to directors and executive officers is available in the Executive Compensation and Director Compensation sections of this Information Circular.

The members of the Compensation Committee are Klaus Zeitler (chair), Bill Williams, Kenneth Williamson, and Michael Vitton, all of whom are independent.

The Compensation Committee is appointed by the Board to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including equity-based compensation and benefit plans.

8.	Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board's standing committees consist of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.

9.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board conducts informal annual assessments of the Board's effectiveness, including each of its committees and individual directors. As part of the assessments, the Board and its committees compare their performance to their role and responsibilities as set out in their respective mandate or charter.  Assessment of individual directors is performed through informal discussion with the chair.

Each of the standing committees conducts an annual review and assessment of its performance, including compliance with its role and responsibilities as set out in its respective charter.

10.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its Board or other mechanisms of Board renewal and, if so, include a description of those director term limits or other mechanisms of Board renewal. If the issuer has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Company has not adopted term limits for its directors or other mechanisms for Board renewal. The Corporate Governance and Nominating Committee, on an annual basis, reviews and assesses the effectiveness of the Board as a whole, taking into account its size and composition, its committees, the competencies and skills of the directors, and other matters that it considers relevant.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including: the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Company's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the competencies and skills that the existing directors possess; and the current circumstances and needs of the Company.

11.

Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

While the Company has not adopted a written policy relating to the identification and nomination of women directors, the Board has made proactive efforts to increase gender diversity, including the appointment of Tara Christie on April 3, 2019.

The Board recognizes that embracing diversity and inclusiveness is beneficial to creating a culture of openness to diverse points of view and opinions, it also believes that the interests of the Company would be better served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to select the best candidate.

12.

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer's reasons for not doing so.

The Corporate Governance and Nominating Committee is responsible for considering and reviewing the criteria for selecting candidates for possible election to the Board in light of the Company's circumstances and needs. In making its recommendations to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills that (a) the Board considers necessary for the Board as a whole; (b) the existing members of the Board possess; and (c) each new nominee would bring as well as whether or not the nominee can devote sufficient time and resources to his or her duties as a Board member.

Diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company's director identification and selection process.

13.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process.

Accordingly, the level of representation of women in executive officer positions may be considered but is not a major factor when making executive officer appointments.

14.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's Board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's Board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

The Company recognizes the benefits of a diversity of views on the Board, achieved through diversity of knowledge, skills, competencies, experience, race and gender, however, the Company has not adopted a target regarding women on the Board or in executive officer positions for the reasons set out in the sections above.

15.

Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's Board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

The Board includes one woman director, representing 17% of the Board.

The Company has one woman executive officer, Ms. Elena Spivak, who was appointed Corporate Secretary of the Company on May 1, 2019, representing 20% of the executive team.

SCHEDULE B
BOARD OF DIRECTORS MANDATE

A. INTRODUCTION AND PURPOSE

1. The Board of Directors' (the "Board") primary responsibility is to foster the long-term success of the Corporation as consistent with the Board's fiduciary responsibility to the shareholders to maximize shareholder value.

2. The Board of Directors has plenary power.  Any responsibility not delegated to management or a committee of the Board remains with the Board.  This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

B. COMPOSITION AND BOARD ORGANIZATION

1. The Board shall be composed of not fewer than three directors and not more than the maximum number of directors allowed by the articles of the Corporation.  The specific number of directors shall be set by the Board each year.  The majority of the directors shall be independent directors.

2. Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee of the Board.

3. The Board shall meet at least four times each year.  The Chair may call additional meetings as required.  In addition, a meeting may be called by the President or Chief Executive Officer ("CEO"), any member of the Board or as otherwise provided by law.

4. The independent directors will meet on a regularly scheduled basis at which non-independent directors and member of management are not in attendance [NP 58-201, s. 3.3].

5. The Board shall have the right to determine who shall and who shall not be present at any time during at Board meeting.  Members of senior management of the Corporation are expected to be available to attend the Board's meetings or portions thereof.

6. Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board.  The responsibility of those committees will be as set forth in their charters, as approved by the Board and amended from time to time.

C. DUTIES AND RESPONSIBILITIES

Managing the Affairs of the Board

1. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  Certain of the legal obligations of the Board are described in detail in Section D.  Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

a. Planning its composition and size [NP 58-201, s. 3.12];

b. Nominating candidates for election to the Board;

c. Appointing committees and approving their respective charters and the limits of authority delegated to each committee;

d. Determining director compensation

e. Approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management's conduct of the business of the Corporation and its subsidiaries, including the approval of the mandate for the Board and its committees [NP 58-201, s. 3.4(g)];

f. Assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities [NP 58-201, s. 3.18].

Management and Human Resources

2. The Board has the responsibility for:

a. The appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties [NP58-201, s. 3.4(d)];

b. Approving a position description for the CEO [NP58-201, s. 3.5];

c. Reviewing CEO performance at least annually, against agreed-upon objectives;

d. Monitoring compliance with the Corporations' Code of Business Conduct, including the granting of waivers for the benefit of directors or officers of the Corporation [NP 58-201, s. 3.9];

e. To the extent possible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers evoke a culture of integrity throughout the organization [NP58-201, s. 3.4(a)];

f. Approving decisions relating to senior management, including the:

i) Appointment and discharge of officers of the Corporation and members of the senior leadership team;

ii) Acceptance by the executive officers of outside directorships or trusteeships on public and private companies or entities (other than not-for-profit organizations);

iii) Annual Corporation performance objective utilized in determining incentive compensation or other awards to officers; and

iv) Employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material impact on the Corporation or its basic human resource and compensation policies.

g. Taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management [NP58-201, s. 3.4(d)];

h. Approving certain matters relating to employees, as applicable, including:

i) the annual salary policy/program for employees;

ii) new benefit programs or changes to existing programs that would create a change in cost to the Corporation annually; and

iii) Material benefits granted to retiring employees outside of benefits received under approved benefit programs.

Strategy and Plans

3. The Board has the responsibility to:

a. Adopt a strategic planning process and, at least annually, approve the Corporation's strategic plan which takes into account, among other things, the opportunities, risks and ethics of the business [NP58-201, s. 3.4(b)];

b. Approve capital and expenditure budgets and related operating plans;

c. Approve financial and operating objectives used in determining compensation;

d. Approve material divestitures and acquisitions; and

e. Monitor management's achievements in implementing the Corporation's strategies and objectives, in light of changing circumstances.

Financial and Corporate Issues

4. The Board has the responsibility to:

a. Take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems [NP58-201, s. 3.4(f)];

b. Monitor operational and financial results;

c. Review and approve the annual financial statements and management's discussion and analysis for the Corporation;

d. Review and approve the unaudited interim financial statements and management's discussion and analysis for the Corporation, if such task has not been delegated to the Audit Committee;

e. Approve the disclosure included in the Management Proxy Circular, information circular, Annual Information Form and documents incorporated by reference therein;

f. Declare dividends to shareholders, if applicable;

g. Approve financings , changes in authorized capital, issue and repurchase of securities, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

h. Recommend appointment of external auditors;

i. Approve banking resolutions and significant changes in banking relationships;

j. Approve appointments, or material changes in relationships with corporate trustees;

k. Approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation;

l. Approve spending authority guidelines; and

m. Approve the commencement or settlement of litigation that may have a material impact on the Corporation.

Business and Risk Management

5. The Board has the responsibility to:

a. Take all reasonable steps to ensure that management has identified the principal risks of the Corporation's business and implemented appropriate systems to manage these risks [NP58-201, s. 3.4(c)];

b. Receive, at least annually, reports from management on matters relating to, among others, ethical conduct and employee health and safety; and

c. Review insurance coverage of significant business risks and uncertainties.

Policies and Procedures

6. The Board has a responsibility to:

a. Monitor compliance with all significant policies and procedures by which the Corporation is operated; and

b. Review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

7. The Board has the responsibility to:

a. Take all reasonable steps to ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients [NP58-201, s. 3.4(e) and (i)];

b. Approve interaction with shareholders on all items requiring shareholder approval;

c. Take all reasonable steps to ensure that the financial performance of the Corporation is adequately reported to shareholders, other securities holders and regulators on a timely and regular basis;

d. Take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles; and

e. Report annually to shareholders on the Board's stewardship for the preceding year.

Orientation and Continuing Education

8. The Board has the responsibility to:

a. Ensure that all new directors receive a comprehensive orientation respecting the nature and operation of the Corporation's business as well as the role of the Board and its committees and the contribution which individual directors are expected to make [NP58-201, s. 3.6];

b. Ensure that directors are provided with continuing education opportunities so that directors may maintain or enhance their skills and abilities as directors as well as ensure that their knowledge and understanding of the Corporation's business remains current [NP58-201, s. 3.7];

D. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1. The Board is responsible for

a. Directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b. Approving changes in the By-laws and Articles of incorporation, and any matters requiring shareholder approval and agendas for shareholder meetings;

c. Approving the Corporation's legal structure and vision statement;

d. Taking all reasonable steps to ensure compliance with all material legal requirements applicable to the Corporation, including, but without limitation, corporate and securities law; and

e. Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees or the Board or to management.

E. EXPECTATIONS OF THE BOARD OF DIRECTORS

1. Each Board member is expected to:

a. Allow sufficient time to review meeting materials;

b. Be prepared for Board meetings;

c. Attend most, if not all, Board meetings and applicable meetings of committees of the Board;

d. Be a team member during important periods in the Corporation's growth and transition;

e. Respect and adhere to the Corporation's Code of Conduct and promote its corporate values including innovation, entrepreneurship, respect for others, risk-taking and being a team player;

f. Have a deep interest in the Corporation's business and demonstrate business savvy;

g. Be clearly aligned with and represent and protect the interest of all shareholders;

h. Have prudent financial judgment at all times;

i. Devote time to the position, both inside and outside the boardroom;

j. Set aside his or her personal agenda and diligently seek to improve his or her own effectiveness through consideration for others on the Board, management, employees and associated business community;

k. Be compatible but forthright and speak up regarding management's assumptions;

l. Aspire to be admired by fellow directors for courage, integrity, and consensus building skills;

m. Serve to improve overall Board performance by assisting to identify critical success indicators and create measurement tools; and

n. Invest in the Corporation as designated by the Board.

F. REVIEW

1. The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.

SCHEDULE C

AMENDMENTS TO STOCK OPTION PLAN
WESTERN COPPER AND GOLD CORPORATION

STOCK OPTION PLAN

ARTICLE ONE

DEFINITIONS AND INTERPRETATIONS

Section 1.01 Definitions:  For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a) "Black Out Expiration Term" means an expiration date for a term of an Option that falls within, or immediately after a black out period self-imposed by the Corporation;

(b) ~~"Change of Control" means the acquisition by any person or by any person and a person "acting jointly or in concert with" such person, as defined in MI 62-104, whether directly or indirectly, of voting securities which, when added to all other voting securities of the Corporation at the time held by such person or by such person and a person "acting jointly or in concert with" another person, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation;~~ "Change of Control" means, in respect of the Corporation:

(i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Corporation before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved by a majority of the previously serving directors;

(ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation) or any one or more directors thereof hereafter "beneficially owns" (as defined in the Securities Act) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, as the case may be, in any manner whatsoever;

(iii) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Corporation to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation); or

(iv) the occurrence of a transaction requiring approval of the Corporation's shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities involving all of the Corporation's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Corporation or an exchange of securities with a wholly-owned subsidiary of the Corporation or a reorganization of the Corporation);

(c) "Committee" shall mean the Directors or, if the Directors so determine in accordance with section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(d) "Common Shares" shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article Six of the Plan;

(e) "Corporation" shall mean Western Copper and Gold Corporation, a corporation existing pursuant to the provisions of the Business Corporations Act (British Columbia);

(f) "Directors" shall mean the directors of the Corporation from time to time;

(g~~) "Eligible Insiders" shall mean the Insiders of the Corporation or of any subsidiary of the Corporation from time to time who, by the nature of their positions are, in the opinion of the Committee, in a position to contribute to the success of the Corporation;(h~~)              "Eligible Employees" shall mean employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any subsidiary of the Corporation who, by the nature of their positions or jobs are, in the opinion of the Committee, in a position to contribute to the success of the Corporation;

(h) "Eligible Insiders" shall mean the Insiders of the Corporation or of any subsidiary of the Corporation from time to time who, by the nature of their positions are, in the opinion of the Committee, in a position to contribute to the success of the Corporation;

(i) "Employment Contract" means any contract between the Corporation or any subsidiary of the Corporation and any Eligible Employee or Service Provider relating to, or entered into in connection with, the employment of the Eligible Employee or the engagement of the Service Provider;

(j) "Insider" ~~means an insider as defined~~has the meaning ascribed thereto in the ~~Securities Act~~TSX Company Manual;

(k) "MI 62-104" means Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids, of the Canadian Securities Administrators;

(l) "Option" shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(m) "Optionee" means a Participant to whom an Option has been granted pursuant to the Plan;

(n) "Option Period" shall mean the period of time during which the particular Option may be exercised;

(o) "Participant" shall mean each Eligible Insider, Eligible Employee and Service Provider;

(p) "Plan" shall mean this stock option plan;

(q) "Securities Act" means the British Columbia Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(r) "Service Provider" shall mean any person or corporation, other than an Employee or Insider, engaged to provide services for the Corporation or for any entity controlled by the Corporation for an initial, renewable or extended period of twelve months or more;

(~~p) "Participant" shall mean each Eligible Insider, Eligible Employee and Service Provider;~~s) "Termination Date" shall mean the date on which a Participant who is an Eligible Employee gives or receives notice of termination or resignation of employment, without regard to any period of notice, pay in lieu of notice or severance that may follow the Termination Date pursuant to the terms of the Participant's Employment Contract (if any), the applicable employment standards legislation, or the common law (if applicable), and regardless of whether the termination was lawful or unlawful, except as may otherwise be required to meet the minimum standards prescribed by the applicable employment standards legislation;

~~(q) "Plan" shall mean this stock option plan;~~

~~(r) "Securities Act" means the British Columbia Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;~~

(~~s~~t) "TSX" shall mean ~~The~~the Toronto Stock Exchange;

(~~t) "TSX Insider" shall mean~~

~~(i) an insider of the Corporation, other than a person who is an insider of the Corporation solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and~~

~~(ii) an associate of any person who is an insider of the Corporation within the meaning of paragraph (i) of this definition; (u)~~ u) "U.S. Act" means the Securities Act of 1933 of the United States, as amended; and

~~(v)~~ (v) "Vested" means that an ~~option~~Option has become exercisable in respect of ~~options~~Options held by an ~~optionee~~Optionee.

Section 1.02 Securities Definitions:  In the Plan, the terms "associate", "subsidiary" and "insider" shall have the meanings given to such terms in the Securities Act.

Section 1.03 Headings:  The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04 Context, Construction:  Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05 References to the Plan:  The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06 Canadian Funds:  Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01 Purpose of the Plan:  The Plan provides for the grant of Options to Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and subsidiaries of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and subsidiaries of the Corporation, it being generally recognized that stock option plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02 Administration of the Plan:  The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan.  All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation.  No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made.  The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan.  All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee:  All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04 Record Keeping:  The Corporation shall maintain a register in which shall be recorded:

(a) the name and address of each Optionee;

(b) the number of Common Shares subject to Options granted to each Optionee; and

(c) the aggregate number of Common Shares subject to Options.

ARTICLE THREE

ELIGIBILITY AND PARTICIPATION
IN THE PLAN AND GRANT OF OPTIONS

Section 3.01 Eligibility:  Options shall only be granted to Participants.

Section 3.02 Determination of Option Recipients and Option Terms:  The Committee shall from time to time determine the Participants to whom Options shall be granted, the number of Common Shares to be made subject to and the expiry date of each ~~option~~Option granted to each Participant and the other terms of each Option granted to each Participant including any vesting provisions that may be applicable, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.  Each Option granted to a Participant shall be evidenced by a stock option agreement substantially in the form of Appendix I to this Plan containing terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case.  No Participant who is a Director shall vote on any motion considered by the Directors granting any Option to such Director.

ARTICLE FOUR

NUMBER OF COMMON SHARES SUBJECT TO THE
PLAN, EXERCISE PRICE AND TERM OF OPTIONS

Section 4.01 Number of Shares:  The maximum number of Common Shares which may be made subject to Options at any time and from time to time, and all other "security based compensation arrangements" (as such term is defined in Section 613(b) of the TSX Company Manual) of the Corporation, shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis, subject to adjustment in accordance with Article Six of the Plan.  In addition, the maximum number of Common Shares which, together with Common Shares subject to a security~~-~~ based compensation arrangement (within the meaning of the policy on security based compensation arrangements of the TSX) with such Participant or Participants, as the case may be, may be:

(a) reserved for issue pursuant to Options granted to Participants who are ~~TSX~~ Insiders shall not exceed 10% of the number of Common Shares then outstanding;

(b) issued pursuant to the exercise of Options granted to Participants who are ~~TSX~~ Insiders within a one-year period shall not exceed 10% of the number of Common Shares then outstanding;

(c) issued pursuant to the exercise of Options granted to any one Participant who is a ~~TSX~~ Insider and the associates of such Participant within a one-year period shall not exceed 5% of the number of Common Shares then outstanding; and

(d) reserved for issue pursuant to Options granted to any one Participant shall not exceed 5% of the number of Common Shares then outstanding.

For purposes of this section 4.01 (a) through (d), the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable ~~option~~Option, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.  If Options are exercised, or are surrendered, terminate or expire without being exercised in whole or in part, the Common Shares which were the subject of such Options may again be made subject to an Option.

Section 4.02 Exercise Price:  The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Directors at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the TSX, or if the Common Shares are not then listed on the TSX, on the most senior of any other exchange on which the Common shares are then traded, on the last trading day immediately preceding the date of grant of such Option.

Section 4.03 Term of Options:  The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to any Employment Contract, provided that no Option Period shall exceed 10 years, except where the expiry date of an Option Period falls within, or immediately after, a black out period which was self-imposed by the Corporation, in which case a Black Out Expiration Term shall apply in respect of such Option Period.  The Committee may determine the number or percentage of Common Shares which may be purchased by an Optionee during any particular time period within the Option Period.

Section 4.04 Black Out Expiration Term:  The Black Out Expiration Term will be a fixed period of time of ten (10) business days after lifting the black out period and will not be subject to the discretion of the Directors.  Should the term of the Option Period expire immediately after a black out period self-imposed by the Corporation, the Black Out Expiration Term will be reduced by the number of days between the expiry date of the Option Period and the end of the black out period.  For purposes of this section 4.04:

(a) the Black Out Expiration Term will only be available when there is a black out period self-imposed by the Corporation; and

(b) the Black Out Expiration Term is available, under the same terms and conditions, to all Participants under the Plan.

ARTICLE FIVE

EXERCISE OF OPTION, EFFECT OF DEATH AND
TERMINATION OF EMPLOYMENT AND WITHHOLDING TAXES

Section 5.01 Exercise of Option:

(a) Exercise:  Subject to any restriction on the number or percentage of Common Shares which may be purchased by the Optionee during any particular time period within the Option Period determined by the Committee, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in section 5.02 or section 5.03 hereof or in any Employment Contract or as determined by the Committee in its sole discretion, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(i) in the case of an Eligible Employee, in the employment of the Corporation or a subsidiary of the Corporation and has been continuously so employed since the date of grant of such option, provided however that a leave of absence with the approval of the Corporation or such subsidiary of the Corporation shall not be considered an interruption of employment for purposes of the Plan;

(ii) in the case of an Eligible Insider who is not also an Eligible Employee, a director of the Corporation or a subsidiary of the Corporation and has been such a director continuously since the date of grant of such Option; and

(iii) in the case of ~~an~~a Service Provider, engaged in providing services for the Corporation or an entity controlled by the Corporation and has been so engaged since the date of grant of such Option.

(b) Payment of Exercise Price:  The exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised.  No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Common Shares are issued to such Optionee, or them, under the terms of the Plan.  Subject to section 9.04 hereof, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 5.02 Effect of Death:  If a Participant shall die while an Optionee, any Option held by such Optionee at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of one year after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of death of such Optionee, subject to the provisions of any Employment Contract.

Section 5.03 Effect of Termination of Employment:  If an Optionee shall cease to be a Participant ~~for~~due to termination of the Optionee's employment for just cause, no Option held by such Optionee shall be exercisable following the ~~date on which such Optionee ceases to be a Participant~~Termination Date.  If an Optionee ceases to be a Participant due to termination of the Optionee's employment for any reason other than for just cause or by virtue of death, any Option held by such Optionee at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 30 days after the ~~date on which the Optionee ceases to be a Participant~~Termination Date or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at such time, subject to the provisions of any Employment Contract. The loss or limitation of the right to exercise any Options, or cancellation of any Options, upon termination of an Optionee's employment shall not give rise to any right to damages at common law or otherwise.

Section 5.04 Withholding Taxes:  The Corporation or any subsidiary of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any subsidiary of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option until such time as the Optionee has paid the Corporation or any subsidiary of the Corporation for any amount which the Corporation or subsidiary of the Corporation is required to withhold with respect to such taxes.

ARTICLE SIX

CAPITAL CHANGES

Section 6.01 Capital Changes:  In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Directors in:

(a) the number of Common Shares available under the Plan;

(b) the number of Common Shares subject to Options; and

(c) the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded.  All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

~~Section 6.02 Amalgamation, Consolidation or Merger:  If the Corporation amalgamates with, consolidates with or merges with or into, or participates in a statutory arrangement with, another corporation, any Common Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, merger or arrangement had the Option been exercised prior to such event becoming effective.~~

ARTICLE SEVEN

TAKE-OVER BIDS AND CHANGES OF CONTROL

7.01 Effect of a Take-Over Bid:  If a bona fide offer (an "Offer") for Common Shares is made to the ~~optionee~~Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the ~~optionee~~Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of subsection 1(1) of the Securities Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each ~~optionee~~Optionee of full particulars of the Offer, whereupon all Common Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the ~~optionee~~Optionee so as to permit the ~~optionee~~Optionee to tender the Common Shares received upon such exercise, pursuant to the Offer.  However, if:

 (a) the Offer is not completed within the time specified therein; or

(b) all of the Common Shares tendered by the ~~optionee~~Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Common Shares received upon such exercise, or in the case of clause (b) above, the Common Shares that are not taken up and paid for, may be returned by the ~~optionee~~Optionee to the Corporation and reinstated as authorized but unissued Common Shares and with respect to such returned Common Shares, the ~~option~~Option shall be reinstated as if it had not been exercised and the terms upon which such Common Shares were to become Vested pursuant to this section shall be reinstated.  If any Common Shares are returned to the Corporation under this section 7.01, the Corporation shall immediately refund the exercise price to the ~~optionee~~Optionee for such Common Shares.

7.02 Acceleration of Expiry Date:  If, at any time when an Option granted under the Plan remains unexercised, an Offer is made by an offeror, the Directors may, upon notifying each ~~optionee~~Optionee of full particulars of the Offer, declare all Common Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer, provided such Offer is completed.

7.03 Effect of a Change of Control:  ~~If a Change of Control occurs, all Common Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the optionee.~~ In the event of (i) a Change of Control, and (ii) within 12 months of such Change of Control, the Corporation terminates the employment of the Participant for any reason other than just cause, or the Participant resigns for "Good Reason" as defined in the employment agreement, then all of that person's Options will immediately vest on the date of such termination or resignation. In such event, all vested Options will be exercisable, conditionally or otherwise, from such date until their respective expiry dates, subject to the terms of any employment agreement or other contractual arrangement between the person and the Corporation. For greater certainty, upon a Change of Control, holders of Options shall not be treated any more favourably than holders of Common Shares with respect to the consideration that such persons would be entitled to receive.

If any person elects to exercise its Options following a Change of Control, the holder of Options shall be entitled to receive, and shall accept, in lieu of the number of Common Shares which he or she was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he or she been the registered holder of the number of Common Shares to which he or she was entitled to purchase upon exercise of such Options.

ARTICLE EIGHT

SECURITIES LAWS
OF THE UNITED STATES OF AMERICA

Section 8.01 Securities Laws of the United States of America:  Neither the Options which may be granted pursuant to the provisions of the Plan nor the Common Shares which may be purchased pursuant to the exercise of Options have been registered under the U.S. Act, or under any securities law of any state of the United States of America.  Accordingly, any Optionee who is granted an Option in a transaction which is subject to the U.S. Act or the securities laws of any state of the United States of America shall represent, warrant, acknowledge and agree in the agreement containing the Option granted to the Optionee that:

(a) the Optionee is acquiring the Option and any Common Shares acquired upon the exercise of such Option as principal and for the account of the Optionee;

(b) in granting the Option and issuing the Common Shares to the Optionee upon the exercise of such Option, the Corporation is relying on the representations and warranties of the Optionee contained in the agreement relating to the Option to support the conclusion of the Corporation that the granting of the Option and the issue of Common Shares upon the exercise of such Option do not require registration under the U.S. Act or to be qualified under the securities laws of any state of the United States of America;

(c) each certificate representing Common Shares issued upon the exercise of such Option shall bear the following legends:

"THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

"THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.

A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE CORPORATION IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if such Common Shares are being sold outside the United States of America in compliance with the requirements of Rule 904 of Regulation S under the U.S. Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Common Shares to the following effect:

"The undersigned (a) represents and warrants that the sale of the securities of Western Copper and Gold Corporation (the "Corporation") to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an affiliate of the Corporation as that term is defined in the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the undersigned and any person acting on behalf of the undersigned reasonably believe that the buyer was outside the United States (b) the transaction was executed on or through the facilities of The TSX or the TSX Venture Exchange and neither the undersigned nor any person acting on behalf of the undersigned knows that the transaction has been prearranged with a buyer in the United States, and (3) neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.";

(d) other than as contemplated by subsection ~~8.02~~8.01(c) hereof, prior to making any disposition of any Common Shares acquired pursuant to the exercise of such Option which might be subject to the requirements of the U.S. Act, the Optionee shall give written notice to the Corporation describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Corporation to determine whether registration under the U.S. Act or qualification under any securities laws of any state of the United States of America is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e) other than as contemplated by subsection ~~8.02~~8.01(c) hereof, the Optionee will not attempt to effect any disposition of the Common Shares owned by the Optionee and acquired pursuant to the exercise of such Option or of any interest therein which might be subject to the requirements of the U.S. Act in the absence of an effective registration statement relating thereto under the U.S. Act or an opinion of counsel satisfactory in form and substance to counsel for the Corporation that such disposition would not constitute a violation of the U.S. Act or any securities laws of any state of the United States of America and then will only dispose of such Common Shares in the manner so proposed;

(f) the Corporation may place a notation on the records of the Corporation to the effect that none of the Common Shares acquired by the Optionee pursuant to the exercise of such Option shall be transferred unless the provisions of the Plan have been complied with; and

(g) the effect of these restrictions on the disposition of the Common Shares acquired by the Optionee pursuant to the exercise of such Option is such that the Optionee may not be able to sell or otherwise dispose of such Common Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Act other than as contemplated by subsection 8.01(c) hereof.

ARTICLE NINE

EFFECTIVE DATE OF PLAN, AMENDMENT
OF PLAN AND TERMINATION OF PLAN

Section 9.01 Effective Date of Plan:  The Plan shall become effective upon the date determined by the Directors.

Section 9.02 Amendment of Plan:  The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an Option or the Plan without obtaining approval of shareholders to:

(a) make amendments of a "housekeeping" nature;

(b) change the vesting provisions of an Option or the Plan;

(c) change the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiry date of the Option or the Plan; and

~~(d)              change the termination provisions of an Option or the Plan which does entail an extension beyond the original expiry date of the Option or the Plan for a Participant who is not an Insider;~~

~~(e)              reduce the exercise price of an Option for a Participant who is not an Insider;~~

(d)____~~(f)~~ implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the Plan~~; and(g)              make any other amendments of a non-material nature which are approved by the TSX~~.

All other amendments, modifications or changes shall only be effective upon such amendment, modification or change being approved by the affirmative vote of a majority of the Common Shares represented at a meeting of shareholders of the Corporation ~~in a manner similar to the approval contemplated by section 8.01 of the Plan~~.  Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

Section 9.03 Termination of the Plan:  The Plan may be terminated at any time by the Directors.  Notwithstanding the termination of the Plan, any Option outstanding under the Plan at the time of termination shall remain in effect until such Option has been exercised, has expired, has been surrendered to the Corporation or has been terminated.

ARTICLE TEN

MISCELLANEOUS PROVISIONS

Section 10.01 Non-Assignable:  No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 10.02 Rights as a Shareholder:  No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option.  No Optionee shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of exercise of any Option.

Section 10.03 No Contract of Employment:  Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of the Corporation or any subsidiary of the Corporation nor interfere or be deemed to interfere in any way with any right of the Corporation or any subsidiary of the Corporation to discharge any Participant at any time for any reason whatsoever, with or without just cause.

Section 10.04 Necessary Approvals:  The obligation of the Corporation to grant any Option pursuant to the Plan and to issue, sell and deliver any Common Shares on the exercise of an Option is subject to the approval of any governmental authority or regulatory body required in connection with the grant of such Option or the issue, sale and delivery of such Common Shares by the Corporation.  Any Options granted prior to the Corporation's receipt of such required approvals shall be conditional upon such approval being given and no Options may be exercised unless such approval has been being given.

In the event that any Common Shares cannot be issued to any Optionee pursuant to the exercise of an Option for any reason whatsoever including, without limiting the generality of the foregoing, the failure to obtain any required approval, then the obligation of the Corporation to issue such Common Shares shall terminate and any money paid to the Corporation in connection with the exercise of such Option shall be returned to the Optionee without interest or deduction.

Section 10.05 No Representation or Warranty:  The Corporation makes no representation or warranty as to the value of any Option granted pursuant to the Plan or as the future value of any Common Shares issued pursuant to the exercise of any Option.

Section 10.06 Compliance with Applicable Law:  If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 10.07 Applicable Law:  The Plan and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the Province of British Columbia.

Most recently approved by the Shareholders on the ~~30~~17th day of ~~May~~June, ~~2018.~~2021.

SCHEDULE D
DEFERRED SHARE UNIT PLAN

WESTERN COPPER AND GOLD CORPORATION

DEFERRED SHARE UNIT PLAN

(Effective April 29, 2021)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: For the purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A. "Act" means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

B. "Acknowledgement and Election Form" means a document substantially in the form of Schedule "A";

C. "Affiliate" means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 - Prospectus Exemptions, as may be amended from time to time;

D. "Board" means the board of directors of the Corporation;

E. "Committee" means the Board or, if the Board so determines in accordance with Section 2.03, the committee of the Boards authorized to administer the Plan which includes the compensation committee of the Board;

F. "Common Shares" means the common shares of the Corporation, as may be adjusted in accordance with Section 4.01;

G. "Corporation" means Western Copper and Gold Corporation, a corporation existing under the Act, and any successor thereof;

H. "Deferred Share Unit" means a unit credited by way of book-keeping entry in the books of the Corporation and administrated pursuant to the Plan, representing the right to receive one Common Share (subject to adjustments in accordance with Section 4.01) or a cash payment (subject to Section 2.05) the value of which is equal to the Market Value calculated at the Settlement Date;

I. "Designated Affiliate" means an Affiliate designated by the Committee for purposes of the Plan from time to time;

J. "Director" means a member of the Board from time to time;

K. "Director's Remuneration" means the portion of the annual compensation payable to an Eligible Director by the Corporation in respect of the services provided to the Corporation by the Eligible Director as a member of the Board (and/or a committee thereof) or as a member of the board of directors of a Designated Affiliate (and/or a committee thereof) in a year, but, for greater certainty, excluding amounts received by an Eligible Director as a reimbursement for expenses;

L. "DSU Grant Letter" has the meaning ascribed thereto in Section 3.02;

M. "DSU Issue Date" means the date of issuance of a Deferred Share Unit as determined by the Committee;

N. "DSU Payment" means either (i) the issuance by the Corporation to a Participant of one Common Share (subject to adjustments in accordance with Section 4.01) for each Deferred Share Unit, or (ii) a cash payment by the Corporation to a Participant equal to the Market Value of a Common Share on the applicable Settlement Date multiplied by the number of Deferred Share Units held by the Participant on the said Settlement Date, as determined in the sole discretion of the Corporation;

O. "Elective Entitlement" has the meaning ascribed thereto in paragraph 3.03(b);

P. "Eligible Director" means a person who is a Director or a member of the board of directors of any Designated Affiliate and who, at the relevant time, is not otherwise an employee of the Corporation or of a Designated Affiliate, and such person shall continue to be an Eligible Director for so long as such person continues to be a member of such boards of directors and is not otherwise an employee of the Corporation or of a Designated Affiliate;

Q. "Entitlement" has the meaning ascribed thereto in Section 3.03;

R. "Insider" has the meaning ascribed thereto in the TSX Company Manual;

S. "Mandatory Entitlement" has the meaning ascribed thereto in paragraph 3.03(a);

T. "Market Value" on a particular date shall mean the weighted average price at which Common Shares trade on the TSX during the five (5) consecutive trading days immediately prior to and including the last trading day before such particular date. If the Common Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Common Shares as determined by the Committee, in its sole discretion;

U. "Outside Settlement Date" has the meaning ascribed thereto in Section 3.04;

V. "Participant" means each Eligible Director to whom Deferred Share Units are granted hereunder;

W. "Plan" means the Corporation's Deferred Share Unit Plan, as same may be amended from time to time;

X. "Quarter" means a fiscal quarter of the Corporation, which, until changed by the Corporation, shall be the three-month periods ending March 31, June 30, September 30 or December 31 in any calendar year;

Y. "Redemption Notice" means the redemption notice to be delivered by the Participant to the Corporation to redeem and settle Deferred Share Units on any Settlement Date following the Separation Date, in the form attached to the Plan as Schedule "B";

Z. "Required Shareholder Approval" means the approval by the shareholders of the Corporation of the Plan, as may be required by the TSX or any other stock exchange on which the Common Shares are listed;

AA. "Separation Date" means the date that a Participant ceases to be an Eligible Director for any reason whatsoever, including death of the Eligible Director, and is otherwise not an employee of the Corporation or of a Designated Affiliate;

BB. "Settlement Date" has the meaning ascribed thereto in Section 3.04;

CC. "TSX" means the Toronto Stock Exchange; and

DD. "U.S. Taxpayer" means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under the Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder.

Section 1.02 Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04 References to the Deferred Share Unit Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE, ADMINISTRATION AND LIMITS OF THE DEFERRED SHARE PLAN

Section 2.01 Purpose of the Plan: The purpose of the Plan is to strengthen the alignment of interests between the Eligible Directors and the shareholders of the Corporation by linking a portion or all of annual director compensation to the future value of the Common Shares.  In addition, the Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of directors of the Corporation, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

Section 2.02 Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full discretionary authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. In addition, the Committee may determine, as may be necessary, the time when the Plan will commence to apply and the time when the Plan will cease to apply to any particular Eligible Director. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the directors of the Corporation, be exercised by the compensation committee of the Board.

Section 2.04 Record Keeping: The Corporation shall (either directly or through a third party service provider) maintain a register in which shall be recorded:

(a) the name and address of each Participant in the Plan;

(b) the number of Deferred Share Units granted to each Participant under the Plan;

(c) the Settlement Date(s) of the Deferred Share Units; and

(d) the date and price at which Deferred Share Units were granted.

Section 2.05 Powers over Form of Settlement: The Corporation shall have the power, at the Committee's discretion, to satisfy Deferred Share Units by the issuance of Common Shares from treasury on the basis of, subject to adjustment in accordance with Section 4.01, one Common Share for each Deferred Share Unit or in cash. The Committee can, at its sole discretion, grant Deferred Share Units that can only be satisfied by the issuance of Common Shares from treasury or by cash payment or by a combination thereof.

Section 2.06 Plan Common Share Maximum: The maximum number of Common Shares reserved for issuance under the Plan and all other "security based compensation arrangements" (as such term is defined in Section 613(b) of the TSX Company Manual) of the Corporation at any time shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding, calculated on a non-diluted basis. Any Common Shares subject to Deferred Share Units which are cancelled or terminated in accordance with the terms of the Plan without settlement will again be available for issuance under the Plan. For greater certainty, any increase in the number of issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and settlement of Deferred Share Units will make new grants available under the Plan. For the purposes of the Plan and for greater clarity, the terms "security based compensation arrangements" of the Corporation shall not include security based compensation arrangements (i) of a third party entity assumed by the Corporation; or (ii) created and issued by the Corporation in exchange for security based compensation arrangements of a third party entity, as part of an acquisition of, or a merger, amalgamation, business combination or other similar transaction with, such third party entity.

Section 2.07 Limits on Insider Participation: Notwithstanding anything in the Plan,

(a) the maximum number of Common Shares issuable to Insiders, at any time, under the Plan, together with any other "security based compensation arrangements" of the Corporation, is 10% of the Common Shares then issued and outstanding (on a non-diluted basis); and

(b) the maximum number of Common Shares issued to Insiders, within any one year period under the Plan, together with any other "security based compensation arrangements" of the Corporation, is 10% of the Common Shares then issued and outstanding (on a non-diluted basis);

Where the Corporation is precluded by this Section 2.07 from issuing Common Shares to a Participant who is an Insider, the Corporation will pay to the relevant Insider a cash payout in accordance with the terms hereof.

Section 2.08 Limit on Non-Employee Director Participation: The aggregate number of Deferred Share Units and other "security based compensation arrangements" of the Corporation that may be granted under the Plan and all other security based compensation arrangements of the Corporation after the Plan becomes effective to any one non-employee director of the Corporation within any one-year period, commencing after the Plan becomes effective, shall not exceed a value of $150,000 worth of securities. The calculation of this limitation shall not include: (i) the initial securities granted under security based compensation arrangements to a person who was not previously an Insider of the Corporation, upon such person becoming or agreeing to become a director of the Corporation (however, the aggregate number of securities granted under all security based compensation arrangements of the Corporation in this initial grant to any one non-employee director shall not exceed a value of $150,000 worth of securities); (ii) the securities granted under security based compensation arrangements of the Corporation to a person who was also an officer of the Corporation at the time of grant but who subsequently became a non-employee director; and (iii) any Deferred Share Units or other securities granted to a non-employee director that is granted in lieu of any director cash fee, provided the value of the Deferred Share Units or other securities awarded has the same value as the cash fee given up in exchange for such Deferred Share Units or other securities.

ARTICLE 3

DEFERRED SHARE UNIT PLAN, GRANTS AND SETTLEMENT

Section 3.01 Deferred Share Unit Plan: The Plan is hereby established for Eligible Directors.

Section 3.02 Deferred Share Unit Grant Letter: Each grant of Deferred Share Units under the Plan shall be evidenced by a letter agreement of the Corporation (the "DSU Grant Letter") in physical or electronic format (including by way of an entry in any electronic incentive compensation system maintained by the Corporation or a third party service provider on its behalf). Such DSU Grant Letters shall be subject to all applicable terms and conditions of the Plan, including Schedule "C" applicable to U.S. Taxpayers, and may be subject to any other terms and conditions which are not inconsistent with the Plan (and Schedule "C", if applicable) and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Plan need not be identical and may vary from Participant to Participant. To the extent that there is any inconsistency between the Plan and the DSU Grant Letter or any other communications, the Plan shall prevail.

Section 3.03 Grant of Deferred Share Units:

Discretionary Grant: The Committee may grant any number of Deferred Share Units to any Eligible Director at any time (subject to any applicable blackout period) in its sole and absolute discretion.

Quarterly Grant Program in Lieu of Director's Remuneration: In addition, the Committee may authorize a program to grant and issue to each Eligible Director automatically on each DSU Issue Date, being the last day of each Quarter, the aggregate of:

(a) that number of Deferred Share Units having a value (such value being the "Mandatory Entitlement") equal to the percentage or portion of the Eligible Director's Remuneration payable to such Eligible Director for the current Quarter as determined by the Board at the time of determination of the Eligible Director's Remuneration; and

(b) that number of Deferred Share Units having a value (such value being the "Elective Entitlement") equal to the percentage or portion of the Eligible Director's Remuneration, as determined by the Eligible Director, which is not payable to such Eligible Director for the current Quarter pursuant to paragraph (a).

The aggregate number of Deferred Share Units under (a) and (b) shall be calculated based on the sum of the Eligible Director's Mandatory Entitlement and Elective Entitlement (collectively, the "Entitlement") and the number of Deferred Share Units to be granted to an Eligible Director will be determined by dividing the Entitlement by the Market Value on the DSU Issue Date.

If the Committee established a compensation program providing for the issuance of Deferred Share Units to Eligible Directors in lieu of Director's Remuneration, an Eligible Director shall have the right to elect in each calendar year the manner in which the Eligible Director wishes to receive the Director's Remuneration (i.e. the Elective Entitlement), other than the portion fixed by the Board (the Mandatory Entitlement) in accordance with paragraph (a) (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary (or such other officer or employee designated by the Committee for such purpose) the Acknowledgement and Election Form in the form attached as Schedule "A" hereto: (i) in the case of a current Eligible Director, by December 31 of such calendar year with such election to apply in respect of the following calendar year; or (ii) in the case of a new Eligible Director, within thirty (30) days after the Eligible Director's first election or appointment to the Board with such election to apply in respect of the calendar year in which such Eligible Director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which Participants may receive their Director's Remuneration and every election made by a Participant in the Participant's Acknowledgement and Election Form shall be subject to such limits once they are set. If the Acknowledgment and Election Form is signed and delivered in accordance with this Section 3.03, the Corporation shall pay and/or issue the Director's Remuneration for the calendar year in question, as the case may be, to such Participant in accordance with this Section 3.03 and such Director's Acknowledgment and Election Form. If the Acknowledgment and Election Form is not signed and delivered in accordance with this Section 3.03, the Corporation shall pay the Director's Remuneration, which is not payable in accordance with paragraph (a), in cash. If a Participant has signed and delivered an Acknowledgment and Election Form in respect of one calendar year in accordance with this Section 3.03, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director's Remuneration for each subsequent calendar year, if any, in accordance with paragraph (a) and the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Participant in accordance with this Section 3.03, until such time as the Participant signs and delivers a new Acknowledgment and Election Form in accordance with this Section 3.03.

Section 3.04 Settlement: Except as otherwise provided in Schedule "C" applicable to U.S. Taxpayers, provided a Participant does not have undisclosed material information with respect to the Corporation, the Participant shall be entitled to select a date to receive settlement for all or a portion of the Participant's Deferred Share Units on any date following the Separation Date (the "Settlement Date"), but no later than December 15 of the calendar year following such Separation Date (the "Outside Settlement Date"). Such settlement election must be made by completing a Redemption Notice and delivering it to the Corporation at least five (5) trading days prior to the proposed Settlement Date. On the Settlement Date, the Corporation shall either: (a) deliver to the Participant, or the Participant's legal representative, the DSU Payment in respect of the number of Deferred Share Units to be settled on the Settlement Date in the form of Common Shares; (b) pay to the Participant, or the Participant's legal representative, a lump sum cash payment equal to the DSU Payment in respect of the number of Deferred Share Units to be settled on the Settlement Date; or (c) any combination of the foregoing. A Participant shall be entitled to elect a maximum of two (2) Settlement Dates. A Participant's failure to deliver a "Redemption Notice" to the Corporation in respect of any Deferred Share Units will result in the Settlement Date for such Deferred Share Units being December 15 of the calendar year following the Separation Date.

ARTICLE 4

ADJUSTMENTS AND DIVIDENDS

Section 4.01 Adjustment in Number of Payments Subject to the Plan: In the event there is any change in the Common Shares, whether by reason of a stock dividend, stock split, reverse stock split, consolidation, subdivision, reclassification, amalgamation, merger, business combination or arrangement, or otherwise, an appropriate proportionate adjustment shall be made by the Committee with respect to the number of Deferred Share Units then outstanding under the Plan and/or the entitlement thereunder as the Committee, in its sole discretion, may determine to prevent dilution or enlargement of rights. All such adjustments, as determined by the Committee, shall be conclusive, final and binding for all purposes of the Plan.

Section 4.02 Dividends: In the event that a dividend (other than stock dividend) is declared and paid by the Corporation on Common Shares prior to a Participant's Separation Date, the Participant will be credited with additional Deferred Share Units. The number of such additional Deferred Share Units will be calculated by dividing the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant's account on the dividend record date had been outstanding Common Shares (and the Participant held no other Common Shares), by the Market Value on the date on which the dividends were paid on the Common Shares. Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including time of redemption, as the underlying Deferred Share Units to which they relate.

ARTICLE 5

WITHHOLDING TAXES

Section 5.01 Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold.

ARTICLE 6

AMENDMENTS AND TERMINATION

Section 6.01 Amendments to the Plan: The Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Deferred Share Unit Plan (or any DSU Grant Letter), except however that any amendment, modification or change to the provisions of the Deferred Share Unit Plan (or any DSU Grant Letter) which would:

(a) increase the number of Common Shares or maximum percentage of Common Shares, other than by virtue of Section 4.01, which may be issued pursuant to the Plan;

(b) reduce the range of amendments requiring shareholder approval contemplated in this Section;

(c) permit Deferred Share Units to be transferred other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval to be required on a disinterested basis; or

(e) increase the non-employee director participation limits,

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation. Any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Regulations to the Income Tax Act (Canada) or any successor provision thereto.

Section 6.02 Term of the Plan: The Plan shall become effective upon receipt of the Required Shareholder Approval and shall remain in effect until it is terminated by the Board.  Upon termination of the Plan, the Corporation shall redeem all remaining Deferred Share Units issued under Section 3.03, as at the applicable Separation Date for each of the remaining Participants.

ARTICLE 8

GENERAL

Section 7.01 Non-Assignable: Except as otherwise may be expressly provided for under the Plan or pursuant to a will or by the laws of descent and distribution, no Deferred Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of the Plan shall be null and void.

Section 7.02 Rights as a Shareholder and Director: No holder of any Deferred Share Units shall have any rights as a shareholder of the Corporation at any time. Nothing in the Plan shall confer on any Eligible Director the right to continue as a director or officer of the Corporation or as a director or officer of any Designated Affiliate or interfere with right to remove such director or officer.

Section 7.03 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

Section 7.04 No Representation or Warranty: The Corporation makes no representation or warranty as to the future value of any rights under Deferred Share Units issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, an Eligible Director under the Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Eligible Director to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

Section 7.05 Compliance with Applicable Law: If any provision of the Plan or any Deferred Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 7.06 Interpretation: The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 7.07 Unfunded Benefit: All DSU Payments to be made constitute unfunded obligations of the Corporation payable solely from its general assets and subject to the claims of its creditors. The Corporation has not established any trust or separate fund to provide for the payment of benefits hereunder.

Section 7.08 U.S. Taxpayers: Notwithstanding anything to the contrary in the Plan, Deferred Share Units granted to a Participant who is a U.S. Taxpayer shall be the terms outlined in Schedule "C"

SCHEDULE "A"

Western Copper and Gold Corporation Deferred Share Unit Plan

THIS ACKNOWLEDGEMENT AND ELECTION FORM MUST BE RETURNED TO WESTERN COPPER AND GOLD CORPORATION (THE "CORPORATION") (AT THE EMAIL ADDRESS ⬤@⬤ BY 5:00 P.M. (VANCOUVER TIME)) BEFORE DECEMBER 31, 20⬤ [OR FOR NEW DIRECTORS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE]

ACKNOWLEDGEMENT AND ELECTION FORM

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Western Copper and Gold Corporation.

Part A: General

I,                                                                     , acknowledge that:

1. I have received and reviewed a copy of the Deferred Share Unit Plan (the "Plan") of the Corporation and agree to be bound by it.

2. The value of a Deferred Share Unit is based on the trading price of a Common Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable settlement date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3. I will be liable for income tax when Deferred Share Units are redeemed in accordance with the Plahn. Any cash payments made pursuant to the Plan shall be net of applicable withholding taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under the Plan and I will confirm the tax treatment with my own tax advisor.

4. No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5. I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all applicable laws, including, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6. I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with applicable laws.

7. I understand that all capitalized terms shall have the meanings attributed to them under the Plan.

Part B: Director's Retainer

8. I am an Eligible Director and I hereby elect irrevocably to have my Elective Entitlement for the 20                            calendar year payable as follows:

(a) ____ % in Deferred Share Units; and

(b) ____ % in cash.

The total amount of A and B must equal 100% of your Elective Entitlement. You must elect in increments of 10% under A and B. The percentage allocated to Deferred Share Units may be limited by the Board of Directors of the Corporation in its discretion.

DATED this _____ day of ______________________, 202____________.

Participant Signature

Participant Name

Date

SCHEDULE "B"

Western Copper and Gold Corporation Deferred Share Unit Plan

SECTION 3.04 REDEMPTION NOTICE

I,                                                                                                                , hereby advise the Corporation that I wish to redeem _____________ {INSERT NUMBER OF DEFERRED SHARE UNITS YOU WISH TO REDEEM} Deferred Share Units of the Corporation credited to my account under the Deferred Share Unit Plan on________________ {INSERT REDEMPTION DATE, WHICH MUST BE AFTER THE SEPERATION DATE AND (i) FOR PARTICIPANTS WHO ARE NOT U.S. TAXPAYERS, NO LATER THAN DECEMBER 15 OF THE FIRST CALENDAR YEAR COMMENCING AFTER THE YEAR IN WHICH THE DIRECTOR CEASES TO BE ANY OF A DIRECTOR OR AN EMPLOYEE OF THE CORPORATION; and (ii) FOR PARTICIPANTS WHO ARE U.S. TAXPAYERS, NO LATER THAN DECEMBER 15 OF THE YEAR IN WHICH THE PARTICIPANT'S SEPARATION FROM SERVICE OCCURS.

DATED this _____ day of ______________________, 202____________.

Participant Signature

Participant Name

Date

SCHEDULE "C"

Western Copper and Gold Corporation Deferred Share Unit Plan

PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS

The provisions of this "Schedule C" apply to the Deferred Share Units held by a U.S. Taxpayer. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Schedule "C" and not defined herein shall have the meaning attributed to them in the Plan.

1. For purposes of this Schedule "C", the following definitions will apply notwithstanding anything to the contrary in the Plan:

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Section 409A" means Section 409A of the Code and the regulations and authority promulgated thereunder.

"Separation Date" means the date on which the U.S. Taxpayer experiences a Separation from Service.

"Separation from Service" means a separation from service under Section 409A of the Code.

"Settlement Date" means the designated Settlement Year as set forth in Section 3.04 of the Plan (as modified and set forth in Paragraph 3 hereof).

"Settlement Year" has the meaning ascribed to in Paragraph 3 hereof.

2. The last paragraph of Section 3.03 of the Plan is replaced in its entirety with the following:

"If the Committee established a compensation program providing for the issuance of Deferred Share Units to Eligible Directors in lieu of Director's Remuneration, an Eligible Director shall have the right to elect in each calendar year the manner in which the Eligible Director wishes to receive the Director's Remuneration (i.e. the Elective Entitlement), other than the portion fixed by the Board (the Mandatory Entitlement) in accordance with paragraph (a) (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary (or such other officer or employee designated by the Committee for such purpose) an irrevocable Acknowledgement and Election Form (the "Election Form") in the form attached as Schedule "A" hereto: (i) in the case of a current Eligible Director, by December 31 of the calendar year immediately prior to the calendar year in which the services giving rise to the Director Remuneration are performed; or (ii) in the case of a new Eligible Director, provided that the Eligible Director is not a participant in any other deferred compensation plan that is required to be aggregated with the Plan, within thirty (30) days after the Eligible Director's first election or appointment to the Board, with such election to apply in respect of the calendar year in which such Eligible Director was elected or appointed to the Board, but only to Director's Remuneration earned after the date the Corporation receives the Election Form. The Board may, from time to time, set such limits on the manner in which Participants may receive their Director's Remuneration, and every election made by a Participant in the Participant's Election Form shall be subject to such limits beginning in the calendar year immediately following the year in which such limits were adopted. For greater certainty, the establishment of limits by the Board on the manner in which a Participant may receive their Director Remuneration will not impact the issuance of Deferred Share Units for the calendar year in which such limits are adopted. If the Election Form is signed and delivered in accordance with this Section 3.03, the Corporation shall pay and/or issue the Director's Remuneration for the calendar year in question, as the case may be, to such Participant in accordance with this Section 3.03 and such Director's Election Form. If the Election Form is not signed and delivered in accordance with this Section 3.03, the Corporation shall pay the Director's Remuneration, which is not payable in accordance with paragraph (a), in cash. If a Participant has signed and delivered an Election Form in respect of one calendar year in accordance with this Section 3.03, but has not subsequently signed and delivered a new Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director's Remuneration for each subsequent calendar year, if any, in accordance with paragraph (a) and the manner specified in the last Election Form that was signed and delivered by the Participant in accordance with this Section 3.03, until such time as the Participant signs and delivers a new Election Form in accordance with this Section 3.03."

3. Section 3.04 of the Plan is replaced in its entirety with the following:

"Section 3.04 - Settlement: Unless the applicable DSU Grant Letter provides otherwise, a U.S. Taxpayer's Deferred Share Units shall be settled following the U.S. Taxpayer's Separation from Service and no later than December 31st of the year in which the Separation from Service occurs (the "Settlement Year"). The Participant shall be entitled to select two dates (each, a "Settlement Date") within the Settlement Year to receive settlement of all or a portion of the Participant's Deferred Share Units. Such settlement election must be made by completing a "Redemption Notice" and delivering it to the Corporation at least five (5) trading days prior to the proposed Settlement Date. On the Settlement Date, the Corporation shall either: (a) deliver to the Participant, or the Participant's legal representative, the DSU Payment in respect of the number of Deferred Share Units to be settled on the Settlement Date in the form of Common Shares; (b) pay to the Participant, or the Participant's legal representative, a lump sum cash payment equal to the DSU Payment in respect of the number of Deferred Share Units to be settled on the Settlement Date; or (c) any combination of the foregoing. A Participant's failure to deliver a Redemption Notice to the Corporation by December 15th of the Settlement Year will result in the Settlement Date for such Deferred Share Units being December 15th of the Settlement Year, provided that if the date of Separation from Service occurs after December 15th in a calendar year , the Settlement Date will be the date of the Participant's Separation from Service. Notwithstanding the foregoing, in the unlikely event that the U.S. Taxpayer is a "specified employee" within the meaning of Section 409A of the Code at the time of his or her Separation from Service, then the Participant shall not be entitled to submit a Redemption Notice or to elect a date for settlement of Deferred Share Units, and the Settlement Date will be the first day of the seventh month beginning after the date of Separation from Service."

4. Any adjustment, amendment or termination of the Plan or outstanding Deferred Share Units shall be such that the Plan and outstanding Deferred Share Units continue to meet the requirements of Section 409A of the Code.

5. Notwithstanding Section 3.04 of the Plan and Paragraph 3 hereof, if a U.S. Taxpayer is also subject to Canadian income tax with respect to his or her Deferred Share Units, and if a payment in settlement of Deferred Share Units of such U.S. Taxpayer is required as a result of his or her Separation from Service, but such payment would not comply with paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), and the Board determines that it is not practical to make such payment in some other manner or at some other time that complies with both Section 409A of the Code and paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), then such payment will be made to a trustee to be held in trust for the benefit of the U.S. Taxpayer in a manner that causes the payment to be included in the U.S. Taxpayer's income under the Code and does not violate paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), and the amount shall thereafter be paid out of the trust at such time and in such manner as complies with the requirements of the Code and paragraph 6801(d) of the Regulations under the Income Tax Act (Canada). Further, if a payment in settlement of Deferred Share Units of a Participant who is a U.S. Taxpayer would be required to be made to comply with paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) but would violate Section 409A of the Code, and if the Board determines that it is not practical to make such payment in some other manner or at some other time that complies with both Section 409A of the Code and paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), then the U.S. Taxpayer  shall forfeit the Deferred Share Units without compensation therefore.

6. The Committee intends that the Plan and Deferred Share Units granted to U.S. Taxpayers comply with the requirements of Section 409A of the Code, and intends to interpret and administer the Plan and such Deferred Share Units accordingly. If any one or more provisions of the Plan may be interpreted to comply with, or be exempt from, Section 409A of the Code, then such provision(s) shall be so interpreted. For greater certainty, with respect to all benefits under the Plan that are payable to or with respect to a U.S. Taxpayer, such payments shall be made in compliance with Section 409A of the Code. Although the Committee intends that the Deferred Share Units shall comply Section 409A of the Code, neither the Committee, the Corporation nor any of its officers, directors or employees makes, or has made, any representation or guaranty as to the United States federal income tax treatment of Deferred Share Units awarded under the Plan, and the Participant shall be solely responsible for all taxes, penalties, interest and other liabilities that may arise as a result of the grant, vesting or settlement of Deferred Share Units.

7. Notwithstanding anything to the contrary in the Plan, all grants hereunder are subject to applicable securities laws, and no securities may be issued hereunder unless permitted by all applicable securities laws. As a condition to any grant hereunder or the receipt of securities pursuant thereto, a Participant may be required to deliver evidence reasonably requested by the Corporation in order to confirm to the Corporation's satisfaction that such Participant is eligible to receive securities hereunder.

SCHEDULE E
RESTRICTED SHARE UNIT PLAN

WESTERN COPPER AND GOLD CORPORATION

RESTRICTED SHARE UNIT PLAN

(Effective April 29, 2021)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: For the purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A. "Act" means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

B. "Affiliate" means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 - Prospectus Exemptions, as may be amended from time to time;

C. "Board" means the board of directors of the Corporation;

D. "Change of Control" means:

(a) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Corporation before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved by a majority of the previously serving directors;

(b) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation) or any one or more directors thereof hereafter "beneficially owns" (as defined in the Securities Act) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation, as the case may be, in any manner whatsoever;

(c) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Corporation to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation); or

(d) the occurrence of a transaction requiring approval of the Corporation's shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities involving all of the Corporation's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Corporation or an exchange of securities with a wholly-owned subsidiary of the Corporation or a reorganization of the Corporation);

E. "Code" means the United States Internal Revenue Code of 1986, as amended;

F. "Committee" means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes the compensation committee of the Board;

G. "Common Shares" means the common shares of the Corporation, as may be adjusted in accordance with Section 4.01;

A. "Consultant" has the meaning ascribed to such term in Section 2.22 National Instrument 45-106 - Prospectus Exemptions, as may be amended from time to time;

H. "Corporation" means Western Copper and Gold Corporation, a corporation existing under the Act, and any successor thereof;

I. "Insider" has the meaning ascribed thereto in the TSX Company Manual;

J. "Market Value" on a particular date shall mean the weighted average price at which Common Shares trade on the TSX during the five (5) consecutive trading days immediately prior to and including the last trading day before such particular date. If the Common Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Common Shares as determined by the Committee, in its sole discretion;

K. "Participant" means any director, employee, officer or Consultant of the Corporation or any Affiliate of the Corporation or of any Affiliate to whom Restricted Share Units are granted hereunder;

L. "Plan" means the Corporation's Restricted Share Plan, as same may be amended from time to time;

M. "Required Shareholder Approval" means the approval by the shareholders of the Corporation of the Plan, as may be required by the TSX or any other stock exchange on which the Common Shares are listed;

N. "Restricted Period" means any period of time (subject to the limitations in Section 3.04) that a Restricted Share Unit may not be settled and the Participant holding such Restricted Share Unit remains ineligible to receive any Restricted Share or any cash payment, and with respect to U.S. Taxpayers the Restricted Share Units remain subject to a substantial risk of forfeiture within the meaning of Code Section 409A, determined by the Committee in its absolute discretion and set forth in the applicable RSU Grant Letter, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

O. "Restricted Share Units" has such meaning as ascribed to such term in Section 3.02;

P. "Restricted Shares" means the Common Shares issuable upon the expiry of an applicable Restricted Period;

Q. "Retirement" means the Participant ceasing to be an officer or employee or a director after attaining a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent;

R. "RSU Grant Letter" has such meaning as ascribed to such term in Section 3.03;

S. "Termination" means: (i) in the case of a director, the resignation (other than Retirement), removal of or failure to re-elect or re-appoint the director as a director of the Corporation or any Affiliate; and (ii) in the case of an officer, employee or Consultant, the later of (a) the date of notification, and (b) the last day of work following notification of termination of the officer, employee or Consultant with or without cause by the Corporation or an Affiliate, in each case, without regard to any period of reasonable notice or severance that may follow notification or last day of work, except where required by applicable employment standards legislation or the cessation of service of the officer, employee or Consultant with the Corporation or an Affiliate as a result of the resignation or otherwise, other than the Retirement of the officer or the employee; for greater certainty, in each case, other than for death or disability of a Participant;

T. "Triggering Event" means (i) in the case of a director, the removal of or failure to re-elect or re-appoint the director as a director of the Corporation or any Affiliate; (ii) in the case of an officer, employee or Consultant, the termination of the officer, employee or Consultant, without cause; (iii) in the case of an employee or an officer, the person resigns as a result of a material adverse change imposed by the Corporation or an Affiliate (as the case may be) in duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately prior to the Change of Control, or a material diminution of title imposed by the Corporation or an Affiliate (as the case may be), as it exists immediately prior to the Change of Control in either case without the individual's written agreement;

U. "TSX" means the Toronto Stock Exchange;

V. "U.S. Taxpayer" means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under the Plan would otherwise be subject to U.S. taxation under the Code, and the rulings and regulations in effect thereunder; and

W. "Vesting Date" means, with respect to a Restricted Share Unit of a U.S Taxpayer, the date on which the Participant's right to payment/settlement of such RSU shall irrevocably vest and be non-forfeitable, whether by reason of the Participant's continued employment through the Restricted Period if so required in the applicable RSU Grant Letter, or by reason of the satisfaction of performance-based or other continued-service vesting conditions as set forth in the RSU Grant Letter, or by reason of the waiver or deemed satisfaction of vesting conditions, either by operation of the Plan or the terms of the RSU Grant Letter, or by actions taken by the Committee in its sole discretion as permitted under the Plan.

Section 1.02 Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04 References to this Restricted Share Plan: The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE, ADMINISTRATION AND LIMITS OF THE RESTRICTED SHARE PLAN

Section 2.01 Purpose of the Plan: The Plan provides for the issuance of Restricted Share Units to Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of officers, employees, Consultants and directors of the Corporation and its Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key officers, employees, Consultants and directors of the Corporation and its Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging officers, employees, Consultants and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02 Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan, including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the directors of the Corporation, be exercised by the compensation committee of the Board.

Section 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units granted to each Participant and the date of grant;

(c) the Restricted Period(s) (and other conditions) applicable to such Restricted Share Units; and

(d) the number of Restricted Shares issued to each Participant.

Section 2.05 Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06 Powers over Form of Settlement: The Corporation shall have the power, at the Committee's discretion, to satisfy Restricted Share Units by the issuance of Common Shares from treasury on the basis of, subject to adjustment in accordance with Section 4.01, one Common Share for each Restricted Share Unit, or by the payment of cash equal to the Market Value of a Common Share (subject to adjustments). The Committee can, at its sole discretion, grant Restricted Share Units that can only be satisfied by the issuance of Common Shares from treasury or by cash payment or by a combination thereof.

Section 2.07 Plan Common Share Maximum: The maximum number of Common Shares reserved for issuance under the Plan and all other "security based compensation arrangements" (as such term is defined in Section 613(b) of the TSX Company Manual) of the Corporation at any time shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding, calculated on a non-diluted basis. Any Common Shares subject to Restricted Share Units which are cancelled or terminated in accordance with the terms of the Plan without settlement will again be available for issuance under the Plan. For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and settlement of Restricted Share Units will make new grants available under the Plan. For the purposes of the Plan and for greater clarity, the terms "security based compensation arrangements of the Corporation" shall not include security based compensation arrangements (i) of a third party entity assumed by the Corporation; or (ii) created and issued by the Corporation in exchange for security based compensation arrangements of a third party entity, as part of an acquisition of, or a merger, amalgamation, business combination or other similar transaction with, such third party entity.

Section 2.08 Limits on Insider Participation: Notwithstanding anything in the Plan,

(a) the maximum number of Common Shares issuable to Insiders, at any time, under the Plan, together with any other "security based compensation arrangements" of the Corporation, is 10% of the Common Shares then issued and outstanding (on a non-diluted basis); and

(b) the maximum number of Common Shares issued to Insiders, within any one-year period, under the Plan, together with any other "security based compensation arrangements" of the Corporation, is 10% of the Common Shares then issued and outstanding (on a non-diluted basis).

Where the Corporation is precluded by this Section 2.08 from issuing Common Shares to a Participant who is an Insider, the Corporation will pay to the relevant Insider a cash payout in accordance with the terms hereof.

Section 2.09 Limit on Non-Employee Director Participation: The aggregate number of Restricted Share Units and other "security based compensation arrangements" of the Corporation that may be granted under the Plan and all other security based compensation arrangements of the Corporation after the Plan becomes effective to any one non-employee director of the Corporation within any one-year period, commencing after the Plan becomes effective, shall not exceed a value of $150,000 worth of securities. The calculation of this limitation shall not include: (i) the initial securities granted under security based compensation arrangements to a person who was not previously an Insider of the Corporation, upon such person becoming or agreeing to become a director of the Corporation (however, the aggregate number of securities granted under all security based compensation arrangements of the Corporation in this initial grant to any one non-employee director shall not exceed a maximum value of $150,000 worth of securities); (ii) the securities granted under security based compensation arrangements of the Corporation to a director who was also an officer of the Corporation at the time of grant but who subsequently became a non-employee director; and (iii) any Restricted Share Units or other securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the Restricted Share Units or other securities awarded has the same value as the cash fee given up in exchange for such Restricted Share Units or other securities.

ARTICLE 3

RESTRICTED SHARE UNIT PLAN, GRANTS AND TERMINATION

Section 3.01 Restricted Share Unit Plan: The Plan is hereby established for the Participants.

Section 3.02 Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant units, each such unit representing the right to receive (subject to adjustments) one fully paid and non-assessable Common Share (the "Restricted Share Units") or, if the Corporation so elects, to receive a cash payment equal to the Market Value of a Common Share, in consideration of past services to the Corporation, subject to the Plan and any agreement with a Participant and with such provisions, conditions (including any performance conditions) and restrictions as the Committee may determine. At the end of the Restricted Period applicable to a Restricted Share Unit, subject to any applicable conditions pursuant to the terms of such Restricted Share Unit, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Unit, the Corporation shall issue to the Participant holding the Restricted Share Unit one Common Share (subject to adjustments) for each Restricted Share Unit held by the Participant for which the Restricted Period has expired or a cash payment equal to the Market Value of a Common Share (subject to adjustments) on the date of expiry of the Restricted Period.

Section 3.03 Restricted Share Unit Grant Letter: Each grant of a Restricted Share Unit under the Plan shall be evidenced by a letter agreement of the Corporation (the "RSU Grant Letter") in physical or electronic format (including by way of an entry in any electronic incentive compensation system maintained by the Corporation or a third party service provider on its behalf). Such RSU Grant Letters shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in an RSU Grant Letter. The provisions of the various RSU Grant Letters entered into under the Plan need not be identical and may vary from Participant to Participant. To the extent that there is any inconsistency between the Plan and the RSU Grant Letter or any other communications, the Plan shall prevail.

Section 3.04 Restricted Period: Concurrent with the determination to grant Restricted Share Units to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Units (including vesting conditions); provided, however, that in no event shall the expiry date of the Restricted Period and settlement of Restricted Share Units be later than December 15 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding Restricted Share Units granted or such later date as may be permitted under paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada), as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a "salary deferral arrangement" for purposes of the Income Tax Act (Canada), and provided further that Restricted Share Units of U.S. Taxpayers are subject to the additional limitation that settlement must occur no later than March 15th of the calendar year immediately following the year in which the Vesting Date occurs.

Section 3.05 Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Committee shall have the absolute discretion to modify the Restricted Shares Units to provide that the Restricted Period shall terminate immediately prior to a Participant's Retirement or Termination, or allow the Restricted Share Units to continue in accordance with their terms, subject to the limitations contained in Schedule "A" applicable to U.S. Taxpayers.

Section 3.06 Death or Disability of Participant: In the event of:

(a) the death of a Participant, any Restricted Share Units held by such Participant will vest on the date of death of such Participant and the Restricted Shares represented by the Restricted Share Units held by such Participant will be issued to the Participant's estate (or the Restricted Share Units will be satisfied in cash) as soon as reasonably practical thereafter, but in any event no later than ninety (90) days following receipt by the Corporation of notice of death, subject to the limitations contained in Schedule "A" applicable to U.S. Taxpayers; and

(b) the disability of a Participant (determined in accordance with the Corporation's normal disability practices), any Restricted Share Units held by such Participant will vest on the date on which such Participant is determined to be totally disabled and the Restricted Shares represented by the Restricted Share Units held by such Participant will be issued to the Participant (or the Restricted Share Units will be satisfied in cash) as soon as reasonably practical thereafter, but in any event no later than thirty (30) days following receipt by the Corporation of notice of disability, subject to the limitations contained in Schedule "A" applicable to U.S. Taxpayers.

Section 3.07 Change of Control: In the event of (i) a Change of Control, and (ii) within 12 months of such Change of Control the Participant is subject to a Triggering Event, then all Restricted Share Units outstanding of such Participant shall immediately vest on the date of such termination/resignation and be immediately settled notwithstanding the Restricted Period. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Common Shares.

Section 3.08 Trading Blackout Periods: Unless otherwise determined by resolution of the Committee, in the event that any Restricted Period expires during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, such expiry will occur on the 10th business days immediately following the end of the blackout period but in no event later than the latest date provided for in Section 3.04.

ARTICLE 4

ADJUSTMENTS AND DIVIDENDS

Section 4.01 Adjustment in Number of Common Shares Subject to the Plan: In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification, amalgamation, merger, business combination or arrangement, or otherwise, an appropriate adjustment shall be made to outstanding Restricted Share Units by the Board, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in fractional securities or Restricted Share Units, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 4.02 Payment of Dividends: In the event a cash dividend is paid to shareholders of the Corporation on the Common Shares while a Restricted Share Unit is outstanding, the Committee may, in its sole discretion, elect to credit each Participant with additional Restricted Share Units. In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant's account on the record date had been Common Shares divided by the Market Value of a Share on the date on which dividends were paid by the Corporation. If the foregoing shall result in a fractional Restricted Share Unit, the fraction shall be disregarded. Any additional Restricted Share Units awarded pursuant to this Section will be subject to the same terms, including time of redemption, as the underlying Restricted Share Units to which they relate.

ARTICLE 5

WITHHOLDING TAXES

Section 5.01 Withholding Taxes: The Corporation or its Affiliates may take such steps as are considered necessary or appropriate to deduct any appropriate withholding taxes or other withholding liabilities which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any settlement of Restricted Share Units including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or its Affiliate for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes.

ARTICLE 6

AMENDMENTS AND TERMINATION

Section 6.01 Amendments to the Plan: The Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Plan (including any RSU Grant Letters), including, without limitation, amendments of a housekeeping nature and changes to the Restricted Period of any Restricted Share Units.

However, other than as set out above, any amendment, modification or change to the provisions of the Plan which would:

(a) increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Plan other than by virtue of Section 4.01;

(b) reduce the range of amendments requiring shareholder approval contemplated in this Section;

(c) permit Restricted Share Units to be transferred other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval being required on a disinterested basis; or

(e) increase the non-employee director participation limits,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Corporation.

Section 6.02 Term of the Plan: The Plan shall become effective upon receipt of the Required Shareholder Approval and shall remain in effect until it is terminated by the Board.

ARTICLE 7

GENERAL

Section 7.01 Non-Assignable: Except pursuant to a will or by the laws of descent and distribution, no Restricted Share Unit and no other right or interest of a Participant is assignable or transferable.

Section 7.02 Rights as a Shareholder: No holder of any Restricted Share Units shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Article 4, no holder of any Restricted Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period applicable to any Restricted Share Unit.

Section 7.03 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 7.04 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

Section 7.05 Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Furthermore, the Plan is intended to be exempt from Section 409A of the Code, to the extent applicable, as a short-term deferral and will be interpreted accordingly to the maximum extent permissible. Notwithstanding anything to the contrary herein, all grants hereunder are subject to applicable securities laws, and no securities may be issued hereunder unless permitted by all applicable securities laws. As a condition to any grant hereunder or the receipt of securities pursuant thereto, a Participant may be required to deliver evidence reasonably requested by the Corporation in order to confirm to the Corporation's satisfaction that such Participant is eligible to receive securities hereunder.

Section 7.06 Interpretation: The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 7.07 Unfunded Benefit: All payments to be made hereunder constitute unfunded obligations of the Corporation payable solely from its general assets and subject to the claims of its creditors. The Corporation has not established any trust or separate fund to provide for the payment of benefits hereunder.

Section 7.08 U.S. Tax Payers: Notwithstanding anything to the contrary in the Plan, the provisions of Schedule "A" shall apply to Restricted Share Units granted to a Participant who is a U.S. Taxpayer

SCHEDULE "A"

Western Copper and Gold Corporation Restricted Share Unit Plan

PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS

The provisions of this Schedule "A" apply only to U.S. Taxpayers. Capitalized terms not defined herein have the meaning ascribed to them in the body of the Plan. This Schedule "A" modifies the Plan for U.S. Taxpayers and, where there is any conflict between the Plan and the terms of this Schedule "A", this Schedule "A" shall govern.

1. Code Section 409A. Restricted Share Units awarded under the Plan are intended to be exempt from Code Section 409A pursuant to U.S. Treasury Regulation Section 1.409A-1(b)(4) (the "short-term deferral exemption"), and the provisions of the Plan including this Schedule "A" and any applicable RSU Grant Letter will be construed and administered accordingly. Notwithstanding the foregoing, although the Committee intends that the Restricted Share Units shall be exempt from Code Section 409A, or will otherwise comply with Code Section 409A, neither the Committee, the Corporation nor any of its officers, directors or employees makes, or has made, any representation or guaranty as to the United States federal income tax treatment of Restricted Share Units awarded under the Plan, and the Participant shall be solely responsible for all taxes, penalties, interest and other liabilities that may arise as a result of the grant, vesting or settlement of Restricted Share Units.

2. Time of Settlement of Restricted Share Units. Notwithstanding anything to the contrary in the Plan, Restricted Share Units shall be settled/paid out in all cases by March 15th of the year immediately following the year in which the Vesting Date occurred. For greater certainty, it is intended that the vesting conditions applicable to the Restricted Period as set forth in the applicable RSU Grant Letter shall constitute a "substantial risk of forfeiture" within the meaning of Code Section 409A. Further, when vesting conditions are satisfied or waived such that there is no longer a substantial risk of forfeiture, the date of such satisfaction or waiver is the Vesting Date (as defined in the body of the Plan).

(a) Notwithstanding Section 3.05 of the Plan, any unvested Restricted Share Units held by a U.S. Taxpayer will automatically vest on the date such U.S. Taxpayer meets the criteria to be eligible to retire in accordance with the Corporation's normal retirement policy, and the vested Restricted Share Units will be settled by March 15th of the following year.

(b) Notwithstanding Section 3.06(a) of the Plan, in the event of death of a U.S. Taxpayer, settlement of Restricted Share Units will occur within ninety (90) days following the date of death, provided that in all cases settlement will occur by March 15th of the year following the year in which the death occurred. Notwithstanding section 3.06(b), in the event a U.S. Taxpayer is determined to be totally disabled, settlement will occur as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Corporation of notice of disability, provided that in all cases settlement will occur by March 15th of the year following the year in which the U.S. Taxpayer was determined to be disabled. Section 3.08 of the Plan shall not operate to delay the timing of settlement of vested Restricted Share Units beyond March 15th of the year following the year in which the Vesting Date occurs, unless such delay would be permitted under Code Section 409A.

3. Amendments to the Plan or outstanding Restricted Share Units. Any amendment to the Plan or outstanding Restricted Share Units of U.S. Taxpayers, as permitted pursuant to the terms of the Plan, shall be undertaken in a manner that does not result in adverse U.S. federal income tax consequences for U.S. Taxpayers under Code Section 409A.

4. Additional Provisions. Although it is intended that Restricted Share Units awarded under the Plan will be exempt from Code Section 409A, to the extent that the terms of any RSU Grant Letter or other governing document would cause the Restricted Share Units to be subject to Code Section 409A, the following provisions will apply:

E-2

(a) Notwithstanding any provision of the Plan to the contrary, it is intended that any Restricted Share Units that are not exempt from Code Section 409A shall comply with Section 409A and in a manner which does not subject the U.S. Taxpayer's interests in the Plan to be subject to accelerated or additional tax under Section 409A (and all provisions of the Plan and this Schedule "A" shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A). If any grant or settlement of Restricted Share Units to a U.S. Taxpayer could cause the application of accelerated or additional tax under Section 409A, such grant or settlement shall be deferred if and to the extent deferral will make such grant or settlement compliant with Section 409A; otherwise such grant or settlement shall be restructured, to the extent possible, in a manner determined by the Committee that does not cause such an accelerated or additional tax.

(b) In the event that an RSU Grant Letter (or other applicable agreement) with respect to a Restricted Share Unit awarded to a U.S. Taxpayer provides for settlement of the Restricted Share Unit upon the U.S. Taxpayer's termination of employment or cessation of services, "termination" or cessation of services or language of similar import shall mean the U.S. Taxpayer's "separation from service" as defined under Code Section 409A, and if the U.S. Taxpayer is a "specified employee" within the meaning of Code Section 409A at the time of his separation from service, settlement will be delayed until the first day of the month that begins after the six-month anniversary of the U.S. Taxpayer's separation from service.

(c) In the event that an RSU Grant Letter (or other applicable agreement) with respect to a Restricted Share Unit awarded to a U.S. Taxpayer provides for settlement of the Restricted Share Unit upon the U.S. Taxpayer's disability, or upon a Change of Control, such events must also constitute, as applicable, a disability as defined under United Sates Treasury Regulation Section 1.409A-3(i)(4)(i)-(ii), or a "change in control event" as set forth in United States Treasury Regulation Section 1.409A-3(i)(5)(i).

(d) In no event will a U.S. Taxpayer be permitted, directly or indirectly, to designate the calendar year in which Restricted Share Units are settled, except in accordance with Code Section 409A. If an RSU Grant Letter provides for settlement of Restricted Share Units in installments, each installment shall be treated as a separate payment for purposes of Code Section 409A. The amount of cash and the value of Common Shares delivered in settlement of a Restricted Share Unit will not be reduced by, or offset against, any amount owing by the U.S. Taxpayer to the Corporation or an Affiliate, except as permitted under Code Section 409A.